ALPHA BANK  

06013710

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, May 18, 2006
Our reference No.13.1.56

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

A.J. BILIONI O.J. YANNACOPOULOU

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr

6035-10/2005

ALPHA BANK

Appointment of Executive General Managers [17.5.2006]

Alpha Bank announces that according to the decision of the Board of Directors, which was held on May 16, 2006, Senior Managers Mr. John A. Katsoris and George C. Aronis are appointed Executive General Managers while maintaining their assigned duties and responsibilities.

ALPHA BANK



Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, May 18, 2006
Our reference No.13.1.58

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

A.J. BILIONI O.J. YANNACOPOULOU

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr

ENCLOSURES: (36)

- six (6) copies of Alpha Bank A.E. Financial information of Alpha Bank A.E. and the Group for the period from January 1, 2006 to March 31, 2006 in Greek,
- six (6) copies of Alpha Bank A.E. Financial information of Alpha Bank A.E. and the Group for the period from January 1, 2006 to March 31, 2006 in English,
- six (6) copies of Interim Financial Statements as at 31.03.2006 in accordance with the International Accounting Standard 34 in Greek,
- six (6) copies of Interim Financial Statements as at 31.03.2006 in accordance with the International Accounting Standard 34 in English,
- six (6) copies of Interim Group Financial Statements as at 31.03.2006 in accordance with the International Accounting Standard 34 in Greek,
- six (6) copies of Interim Group Financial Statements as at 31.03.2006 in accordance with the International Accounting Standard 34 in English.

ALPHA BANK





INTERIM GROUP FINANCIAL STATEMENTS AS AT 31.03.2006

(In accordance with the International Accounting Standard 34)

ATHENS
16 MAY 2006

Table of Contents

Interim consolidated income statement

	Note	(Thousands of Euro) From 1 January to 31.3.2006	31.3.2005
Interest and similar income		594,159	415,648
Interest expense and similar charges		(251,517)	(135,279)
Net interest income	2	342,642	280,369
Fee and commission income		100,061	84,168
Commission expense		(5,434)	(4,924)
Net fee and commission income	3	94,627	79,244
Dividend income	4	186	131
Gains less losses on financial transactions	5	24,964	14,867
Other income	6	18,861	20,856
		44,011	35,854
Total income		**481,280**	**395,467**
Staff costs	7	(119,534)	(112,063)
General administrative expenses	8	(81,171)	(69,821)
Depreciation and amortization expenses	15,16,17	(16,067)	(15,407)
Other expenses		(218)	(290)
Total expenses		**(216,990)**	**(197,581)**
Impairment losses and provisions to cover credit risk	9	(64,900)	(65,331)
Share of profit (loss) of associates	14	(252)	(1,249)
Profit before tax		**199,138**	**131,306**
Income tax expense	10	(47,995)	(29,722)
Profit after tax		**151,143**	**101,584**
Attributable to equity holders of the Bank		150,666	100,697
Attributable to minority interests		477	887
Earnings per share:	11		
Basic earnings per share (€)		0.53	0.36
Diluted earnings per share (€)		0.53	0.36

The attached notes (pages 9 to 32) form an integral part of these interim financial statements.

Interim consolidated balance sheet

(Thousands of Euro)

	Note	31.3.2006	31.12.2005
ASSETS			
Cash and balances with Central Banks	12	1,952,243	2,202,382
Due from banks		5,315,863	4,775,229
Securities held for trading		420,814	122,638
Derivative financial assets		179,186	138,997
Loans and advances to customers	13	28,068,578	27,356,543
Investment securities			
-Available for sale		7,779,115	7,745,062
Investments in associates	14	10,610	11,389
Investment property	15	29,528	29,550
Property, plant and equipment	16	935,655	937,973
Goodwill and other intangible assets	17	103,721	107,436
Deferred tax assets	18	229,451	202,519
Other assets		311,514	285,258
		45,336,278	43,914,976
Non-current assets held for sale	19	89,774	92,070
Total Assets		**45,426,052**	**44,007,046**
LIABILITIES			
Due to banks		7,777,607	8,128,599
Derivative financial liabilities		187,317	140,236
Due to customers	20	21,604,631	21,644,804
Debt securities in issue and other borrowed funds	21	10,719,630	9,192,626
Liabilities for current income tax and other taxes		161,852	128,202
Deferred tax liabilities	18	54,304	23,857
Employee defined benefit obligations		574,356	561,748
Other liabilities		803,132	743,372
Provisions		336,477	317,871
		42,219,306	40,881,315
Liabilities related to non-current-assets held for sale		-	3,047
Total Liabilities		**42,219,306**	**40,884,362**
EQUITY			
Equity attributable to equity holders of the Bank			
Share Capital		1,456,018	1,456,018
Share premium		125,685	125,685
Reserves		316,551	324,297
Retained earnings		575,826	506,985
Treasury shares		(188,316)	(188,316)
		2,285,764	**2,224,669**
Minority interest		**51,449**	**53,069**
Hybrid securities	22	**869,533**	**844,946**
Total Equity		**3,206,746**	**3,122,684**
Total Liabilities and Equity		**45,426,052**	**44,007,046**

The attached notes (pages 9 to 32) form an integral part of these interim financial statements.

Interim consolidated statement of changes in equity

(thousands of Euro)

	Share capital	Share premium	Fair value reserve and other reserves	Translation reserve	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.1.2005	1,274,272	-	360,205	4,890	366,091	(18,873)	1,986,585	63,508	297,353	2,347,446
Changes in equity for the period 1.1-31.3.2005										
Movement in the available for sale securities reserve	-	-	(10,504)	-	-	-	(10,504)	-	-	(10,504)
Effect of translation of foreign subsidiaries	-	-	-	5,695	-	-	5,695	-	-	5,695
Other	-	-	-	-	(1,052)	-	(1,052)	-	-	(1,052)
Net income recognized directly in equity	-	-	(10,504)	5,695	(1,052)	-	(5,861)	-	-	(5,861)
Net income for the period	-	-	-	-	100,697	-	100,697	887	-	101,584
Total	-	-	(10,504)	5,695	99,645	-	94,836	887	-	95,723
Issue of hybrid securities	-	-	-	-	-	-	-	-	588,000	588,000
Acquisition of subsidiary and change of participating interests in subsidiaries	-	-	-	-	(76)	-	(76)	9,484	-	9,408
(Purchases)/Disposals of treasury shares and hybrid securities	-	-	-	-	-	44	44	-	(64,463)	(64,419)
Amortization of initial share options valuation granted to employees	-	-	494	-	-	-	494	-	-	494
Dividends paid to hybrid securities holders	-	-	-	-	(3,649)	-	(3,649)	-	-	(3,649)
Reserves appropriation	-	-	657	-	(657)	-	-	-	-	-
Balance 31.3.2005	1,274,272	-	350,852	10,585	461,354	(18,829)	2,078,234	73,879	820,890	2,973,003

	Share capital	Share premium	Fair value reserve and other reserves	Translation reserve	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.4.2005	1,274,272	-	350,852	10,585	461,354	(18,829)	2,078,234	73,879	820,890	2,973,003
Changes in equity for the period 1.4-31.12.2005	-	-	-	-	-	-	-	-	-	-
Movement in the available for sale securities reserve	-	-	(28,058)	-	-	-	(28,058)	-	-	(28,058)
Transfer to income statement due to sales of available for sale securities	-	-	(3,982)	-	-	-	(3,982)	-	-	(3,982)
Effect of translation of foreign subsidiaries	-	-	-	(7,644)	-	-	(7,644)	-	-	(7,644)
Other	-	-	-	-	199	-	199	-	-	199
Net income recognized directly in equity	-	-	(32,040)	(7,644)	199	-	(39,485)	-	-	(39,485)
Net income for the period					401,477		401,477	2,809		404,286
Total	-	-	(32,040)	(7,644)	401,676	-	361,992	2,809		364,801
Merger of Delta Singular A.E.	23,449	125,685	-	-	-	-	149,134	-	-	149,134
Capitalization of reserve to round the share price to € 5.35	562	-	-	-	(562)	-	-	-	-	-
Increase of share capital from capitalization of reserve and change of nominal value of share to € 5	157,735	-	-	-	(157,735)	-	-	-	-	-
Acquisition of subsidiary and change of participating interests in subsidiaries	-	-	-	-	(12,725)	-	(12,725)	(22,135)	-	(34,860)
(Purchases)/Disposals of treasury shares and hybrid securities	-	-	-	-	-	(169,487)	(169,487)	-	24,056	(145,431)
Amortization of initial share options valuation granted to employees	-	-	1,751	-	-	-	1,751	-	-	1,751
Dividends paid to equity holders of the Bank and minority interests	-	-	-	-	(174,064)	-	(174,064)	(1,484)	-	(175,548)
Dividends paid to hybrid securities holders	-	-	-	-	(10,166)	-	(10,166)	-	-	(10,166)
Reserves appropriation	-	-	793	-	(793)	-	-	-	-	-
Balance 31.12.2005	1,456,018	125,685	321,356	2,941	506,985	(188,316)	2,224,669	53,069	844,946	3,122,684

	Share capital	Share premium	Fair value reserve and other reserves	Translation reserve	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.1.2006	1,456,018	125,685	321,356	2,941	506,985	(188,316)	2,224,669	53,069	844,946	3,122,684
Changes in equity for the period 1.1-31.3.2006										
Movement in the available for sale securities reserve	-	-	(53,605)	-	-	-	(53,605)	-	-	(53,605)
Transfer to income statement due to sales of available for sale securities	-	-	3,851	-	-	-	3,851	-	-	3,851
Effect of translation of foreign subsidiaries	-	-	-	3,185	-	-	3,185	-	-	3,185
Other	-	-	-	-	(4,080)	-	(4,080)	-	-	(4,080)
Net income recognized directly in equity	-	-	(49,754)	3,185	(4,080)	-	(50,649)	-	-	(50,649)
Net income for the period	-	-	-	-	150,666	-	150,666	477	-	151,143
Total	-	-	(49,754)	3,185	146,586	-	100,017	477	-	100,494
Change of participating interests in subsidiaries	-	-	-	-	(176)	-	(176)	(708)	-	(884)
(Purchases)/Disposals of treasury shares and hybrid securities	-	-	-	-	-	-	-	-	24,587	24,587
Amortization of initial share options valuation granted to employees	-	-	1,181	-	-	-	1,181	-	-	1,181
Dividends paid to equity holders of the Bank and minority interests	-	-	-	-	-	-	-	(1,389)	-	(1,389)
Dividends paid to hybrid securities holders	-	-	-	-	(39,927)	-	(39,927)	-	-	(39,927)
Reserves appropriation	-	-	37,642	-	(37,642)	-	-	-	-	-
Balance 31.3.2006	1,456,018	125,685	310,425	6,126	575,826	(188,316)	2,285,764	51,449	869,533	3,206,746

The attached notes (pages 9 to 32) form an integral part of these interim financial statements.

Interim consolidated Cash flow statement

	Note	(Thousands of Euro) From 1 January to 31.3.2006	31.3.2005
Cash flows from operating activities			
Profit before taxes		199,138	131,306
Adjustments for:			
Depreciation of property, plant and equipment	15,16	11,288	11,121
Amortization of intangible assets	17	4,779	4,286
Impairment losses and provisions		68,540	66,489
Gains / (losses) from investing activities		(13,518)	(4,383)
Gains / (losses) from financing activities		44,215	5,592
Share of (profit) loss of associates	14	252	1,249
		314,694	215,660
Net (increase) / decrease in assets relating to operating activities:			
Due from banks		(931,944)	591,907
Securities held for trading and derivative financial assets		(338,365)	(1,005,145)
Loans and advances to customers		(777,089)	(875,859)
Other assets		(23,959)	(16,829)
Net increase /(decrease) in liabilities relating to operating activities			
Due to banks		(350,992)	391,760
Derivative financial liabilities		47,081	(23,916)
Due to customers		1,472,464	31,256
Other liabilities		56,826	127,499
Net cash from operating activities before taxes		(531,284)	(563,667)
Income and other taxes paid		(26,187)	(7,727)
Net cash flows from operating activities		**(557,471)**	**(571,394)**
Cash flows from investing activities			
Acquisitions of subsidiaries and associates		(992)	(117,093)
Proceeds from sale of investments (subsidiaries and associates)		2,523	-
Dividends received	4	186	131
Purchase of property, plant and equipment	15,16,17	(11,929)	(11,605)
Disposal of property, plant and equipment		809	320
Net (increase) / decrease in investment securities		(71,178)	220,205
Net cash flows from investing activities		**(80,581)**	**91,958**
Cash flows from financing activities			
Dividends paid		(1,563)	-
Proceeds from the issue of loans		14,367	173,070
Repayment of loans		(6,856)	(5,591)
Proceeds from the issue of Hybrid securities		24,587	519,496
Dividends paid to Hybrid securities holders		(37,359)	(3,435)
Net cash flows from financing activities		**(6,824)**	**683,540**
Effect of exchange rate fluctuations on cash and cash equivalents		3,185	5,517
Net increase / (decrease) in cash and cash equivalents		**(641,691)**	**209,621**
Cash and cash equivalents at beginning of the period	12	**5,665,814**	**5,568,384**
Cash and cash equivalents at end of the period	12	**5,024,123**	**5,778,005**

The attached notes (pages 9 to 32) form an integral part of these interim financial statements.

General information

The Alpha Bank Group includes companies in Greece and abroad which offer services as:

- Banking
- Corporate and retail banking
- Financial services
- Investment banking and brokerage services
- Insurance services
- Real estate management
- Hotel activities

The parent company of the Group is ALPHA BANK S.A. which operates under the brand name of ALPHA BANK S.A. and with the sign of ALPHA BANK. Its registered office is at 40 Stadiou Street, Athens and it is listed as a societe anonyme, with number 6066/06/B/86/05.

The Bank's duration is until 2100 which can be extended by a decision of the shareholders in a general meeting. In accordance with article 4 of the articles of association, the Bank's purpose is to provide general banking services in Greece and abroad.

The term of the Board of Directors, which were elected by the shareholders' in a general meeting of April 19, 2005 ends in 2010. The members of the Board of Directors consist of:

CHAIRMAN (Executive Member)

Yannis S. Costopoulos

VICE CHAIRMAN (Non Executive Member)

Andreas L. Canellopoulos

EXECUTIVE MEMBERS

MANAGING DIRECTOR

Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS

Marinos S. Yannopoulos (CFO)

Spyros N. Filaretos

Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS

George E. Agouridis *

Sophia G. Eleftheroudaki

Paul G. Karakostas*

Ioannis K. Lyras **(Since 18 April 2006 independent non executive member)

Nicholaos I. Manessis **

Minas G. Tanes *

NON-EXECUTIVE INDEPENDENT MEMBERS

Pavlos A. Apostolides **

Thanos M. Veremis

SECRETARY

Hector P. Verykios

* Member of the Audit Committee
** Member of the Remuneration Committee

The certified auditors of the Bank are:

Principal Auditors:	Marios T. Kyriacou
	Nikolaos E. Vouniseas
Substitute Auditors:	Garyfallia B. Spyriouni
	Nikolaos Ch. Tsiboukas

of KPMG Kyriacou Certified Auditors S.A.

The Bank's shares are listed on the Athens Stock Exchange since 1925. As at 31 March 2006 Alpha Bank was ranked 5th among all listed companies, in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, which consists of the 300 largest European companies.
Apart from the Greek market, the shares of the Bank are listed in London Stock Exchange in the form of international certificates (GDR's) and are traded over the counter in New York (ADR's).
The Bank as at 31 March 2006 has issued 291,203,608 shares.
The Bank's growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' liquidity which for the first quarter of 2006 amounted to an average of 1,000,000 shares per day.

The credit rating of the Bank remains at a high level (Standard & Poor's: BBB+, Moody's: A3, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive share price prospect.

The Board of Directors approved the financial statements on 16 May 2006.

Notes to the interim consolidated financial statements

Accounting principles applied

1. Basis of presentation

The Group has prepared the condensed interim financial statements as at 31 March, 2006 in accordance with International Financial Reporting Standard (IAS) 34, Interim Financial Reporting.

The accounting policies and methods of computation followed in these condensed interim financial statements are the same as those in the published annual financial statements for the year ended 31 December 2005.

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The financial statements are prepared on the historical cost basis except for the following assets and liabilities, which were measured at fair value:

- Securities held for trading
- Derivative financial instruments
- Available for sale securities

The adoption by the European Union, by 31 December 2006, of new standards or interpretations issued by the International Accounting Standards Board (IASB) and their mandatory or voluntary adoption after 1 January 2006, may retrospectively affect the period that these interim financial statements present.

Income statement

2. Net interest income

	From 1 January to	
	31.3.2006	31.3.2005
Due from Banks	26,060	39,169
Securities	61,044	20,501
Loans and advances to customers	445,556	351,495
Due to Banks	(37,520)	(14,041)
Customers	(75,236)	(60,580)
Debt securities in issue and other borrowed funds	(68,722)	(41,512)
Other	(8,540)	(14,663)
Total	342,642	280,369

3. Net fee and commission income

	From 1 January to	
	31.3.2006	31.3.2005
Loans	12,201	11,350
Letters of guarantee	9,376	8,471
Imports-Exports	5,072	4,725
Credit Cards	8,658	8,326
Fund transfers	20,361	18,331
Mutual Funds	17,355	11,843
Management and advisory fees	2,269	2,736
Other	19,335	13,462
Total	94,627	79,244

4. Dividend income

	From 1 January to	
	31.3.2006	31.3.2005
Available-for-sale shares	186	131
Total	186	131

5. Gains less losses on financial transactions

	From 1 January to	
	31.3.2006	31.3.2005
Foreign exchange differences	12,584	3,558
Securities held for trading	(519)	321
Available-for-sale securities	12,850	4,252
Other financial instruments	49	6,736
Total	24,964	14,867

6. Other income

	From 1 January to	
	31.3.2006	31.3.2005
Insurance activities	6,670	9,116
Hotel activities	8,896	7,804
Operating lease income	1,105	671
Sale of property, plant and equipment	150	398
Other	2,040	2,867
Total	18,861	20,856

Income from insurance activities is analyzed as follows:

	From 1 January to	
	31.3.2006	31.3.2005
Non-life Insurance		
Premiums and other related income	23,161	24,894
Less:		
Reinsurance premiums ceded	(8,889)	(10,144)
Commissions	(1,377)	(1,638)
Claims from policyholders	(9,578)	(9,505)
Reinsurers' participation	3,319	3,643
Net income from non-life insurance	6,636	7,250
Life Insurance		
Premiums and other related income	15,773	18,605
Less:		
Reinsurance premiums ceded	(1,052)	(1,153)
Commissions	(2,603)	(2,749)
Claims from policyholders	(12,445)	(12,902)
Reinsurers' participation	361	65
Net income from life insurance	34	1,866
Total	6,670	9,116

7. Staff costs

	From 1 January to	
	31.3.2006	31.3.2005
Wages and Salaries	77,529	72,464
Social Security contributions	22,813	21,436
Expenses of defined benefit plans	13,227	11,472
Other	5,965	6,691
Total	119,534	112,063

8. General administrative expenses

	From 1 January to	
	31.3.2006	31.3.2005
Rent of buildings	6,873	6,037
Rent and maintenance of EDP equipment	4,972	4,887
EDP expenses	8,693	7,254
Marketing and advertisement expenses	6,932	4,423
Telecommunications and postage	5,725	5,236
Third party fees	6,419	5,335
Consultants fees	1,758	1,793
Contribution to Savings Guarantee Fund	2,883	2,632
Consumables	1,726	1,204
Electricity	1,806	1,519
Agency fees	2,544	692
Other general administrative expenses	22,086	21,058
Other taxes	8,754	7,751
Total	81,171	69,821

9. Impairment losses and provisions to cover credit risk

	From 1 January to	
	31.3.2006	31.3.2005
Impairment on loans and advances	50,699	66,320
Provisions to cover credit risk relating to off balance sheet items	14,946	-
Recoveries	(745)	(989)
Total	64,900	65,331

10. Income tax

	From 1 January to	
	31.3.2006	31.3.2005
Current tax	44,591	26,272
Deferred tax	3,404	3,450
Total	47,995	29,722

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to	
	31.3.2006	31.3.2005
Depreciation	2,374	2,741
Loans and advances	(8,270)	(1,363)
Employee defined benefit obligations	184	796
Valuation of derivative financial instruments	7,673	(8,143)
Appropriation of income and expense on derivatives	30	688
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	2,421	8,648
Carry forward tax losses	(436)	(236)
Other temporary differences	(572)	319
Total	3,404	3,450

11. Earnings per share

Basic earnings per share:

Basic earnings per share is calculated by dividing the profit after tax for the period attributable to the equity holders of the Bank by the weighted average number of ordinary shares outstanding, after deducting treasury shares held, during the period.

	From 1 January to	
	31.3.2006	31.3.2005
Profit attributable to shareholders of the Bank (in € thousands)	150,666	100,697
Weighted average number of outstanding ordinary shares	282,797,938	282,718,398
Basic earnings per share (in € per share)	0.53	0.36

Diluted earnings per share:

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.
The Bank has a single category of dilutive potential ordinary shares resulting from a share options program. For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Bank's shares) based on the monetary value of the subscription rights attached to outstanding share options. The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to	
	31.3.2006	31.3.2005
Profit attributable to shareholders of the Bank (in € thousands)	150,666	100,697
Weighted average number of outstanding ordinary shares	282,797,938	282,718,398
Adjustment for share options	676,041	307,744
Weighted average number of outstanding ordinary shares for diluted earnings per share	283,473,979	283,026,142
Diluted earnings per share (in € per share)	0.53	0.36

Basic and diluted earnings per share, for the period from 1 January 2005 to 31 March 2005 have been restated in order to be comparative, due to free distribution of shares resulted from the capitalization of reserve on 9 May 2005, in accordance to a decision on a General Shareholders' Meeting held on 19 April 2005.

Assets

12. Cash and balances with Central Banks

	31.3.2006	31.12.2005
Cash	207,030	305,144
Cheques receivable	45,485	53,727
Balances with Central Banks	1,699,728	1,843,511
Total	1,952,243	2,202,382
Of which mandatory deposits with Central Banks:	886,621	1,202,541

Cash and cash equivalents as presented for the purposes of the cash flow statement

	31.3.2006	31.12.2005
Cash and balances with Central Banks	1,065,622	999,841
Sale and repurchase agreements (Reverse Repos)	1,634,001	2,148,476
Short-term placements with other banks	2,324,500	2,517,497
Total	5,024,123	5,665,814

Cash and cash equivalents, as presented in the cash flow statement for the period from 1 January 2005 to 31 March 2005 has been restated in order to be comparative with these of the current period 1 January 2006 to 31 March 2006.
The restatement concerns mandatory deposits with Central Banks not been included in the calculation of cash and cash equivalents.

13. Loans and advances to customers

	31.3.2006	31.12.2005
Individuals:		
Mortgages	7,319,720	6,937,685
Consumer	2,197,047	2,029,704
Credit cards	898,579	883,605
Other loans	193,704	193,181
Other receivables	36,708	189,918
Companies:		
Overdrafts	17,025,294	16,728,566
Leasing	855,516	843,011
Factoring	287,923	386,600
Other receivables	267,000	112,306
Receivables from insurance and reinsurance activities	92,501	92,327
	29,173,992	28,396,903
Allowance account	(1,105,414)*	(1,040,360)
Total	28,068,578	27,356,543

* In addition to the allowance account, a provision of € 14,946 has been made to cover credit risk relating to off balance sheet items. The total amount recorded to cover credit risk is € 1,120,360.

The loans and advances to customers includes receivables from finance lease:

	31.3.2006	31.12.2005
Up to 1 year	310,354	299,764
From 1 year up to 5 years	422,825	411,707
More than 5 years	330,906	331,601
	1,064,085	1,043,072
Unearned finance income	(208,569)	(200,061)
Total	855,516	843,011

The net amount from receivables of finance leases is analyzed as follows:

	31.3.2006	31.12.2005
Up to 1 year	268,561	260,462
From 1 year up to 5 years	327,387	320,666
More than 5 years	259,568	261,883
Total	855,516	843,011

Allowance account

Balance 1.1.2005	757,951
Provision from Jubanka acquisition	59,654
Exchange differences	(2,096)
Impairment losses for the period (note 9)	66,320
Loans written-off during the period	(6,355)
Balance 31.3.2005	875,474
Exchange differences	4,246
Impairment losses for the period	195,378
Loans written-off during the period	(42,304)
Provision from merger with Delta Singular A.E.	7,566
Balance 31.12.2005	1,040,360
Unwind of discount of allowance	16,370
Exchange differences	(667)
Impairment losses for the period (note 9)	50,699
Loans written-off during the period	(1,348)
Balance 31.3.2006	1,105,414

14. Investments in associates

	1.1-31.3.2006	1.1-31.12.2005
Opening balance	11,389	107,363
Purchases	104	837
Dividends received		(163)
Sale of Lesvos Tourist Company A.E.	(631)	-
Merger with Delta Singular A.E.	-	(96,524)
Impairment	(32)	(105)
Share of profit/ (loss)	(220)	(19)
Closing balance	10,610	11,389

During the first quarter of 2006 the carrying amount of the Group's investment in Evisak A.E. was reduced by an amount of € 32, as the recoverable amount was determined to be less than the carrying amount.

The Group's investments in associates is as follows:

	Name	Country of incorporation	Ownership interest % 31.3.2006	Ownership interest % 31.12.2005
a.	Lesvos Tourist Company A.E.*	Greece	-	24.99
b.	Evisak A.E.	Greece	27.00	27.00
c.	Icap A.E.	Greece	26.96	26.96
d.	Gaiognomon A.E.	Greece	20.00	20.00
e.	Propindex A.E.**	Greece	13.83	13.82
f.	AEDEP Thessalias & Stereas Ellados ***	Greece	50.00	50.00
g.	A.L.C. Novelle Investments Ltd	Cyprus	33.33	33.33
h.	Geosynthesis A.E.	Greece	20.00	20.00

* The sale of Lesvos Tourist Company A.E. was completed during the first quarter of 2006

** Alpha Astika Akinita A.E., a subsidiary, holds ownership interest 22.58%.

*** The entity is a non-profit organization.

The Group's share of the profit/(loss) of each associate is as follows:

	Name	Equity (In thousands €)	Profit/ (loss) after tax	Total (in thousands €)	Share of profits/ (losses) 31.3.2006	Impairment	Total profit/ (losses) 31.3.2006
a.	Evisak A.E.	2,727	-	2,727	-	(32)	(32)
b.	Icap A.E.	18,802	426	19,228	113	-	113
c.	Gaiognomon A.E.	1,224	-	1,224	-	-	-
d.	Propindex A.E.	61	(1)	60	-	-	-
e.	AEDEP Thessallias & Stereas Ellados	147	-	147	-	-	-
f.	A.L.C. Novelle Investments Ltd	15,783	(186)	15,597	(333)	-	(333)
g.	Geosynthesis A.E.	85	-	85	-	-	-
	Total	**38,829**	**239**	**39,068**	**(220)**	**(32)**	**(252)**

15. Investment property

	Land and buildings
Balance 1.1.2005	
Cost	30,309
Accumulated depreciation	(2,950)
Net Book Value 1.1.2005	27,359
1.1.2005-31.3.2005	
Net Book Value 1.1.2005	27,359
Additions from Jubanka a.d. Beograd acquisition	467
Additions	1
Depreciation charge for the period	(80)
Net Book Value 31.3.2005	27,747
Balance 31.3.2005	
Cost	30,869
Accumulated depreciation	(3,122)

	Land and buildings
1.4.2005-31.12.2005	
Net Book Value 1.4.2005	27,747
Foreign exchange differences	(463)
Additions	79
Additions from merger with Delta Singular A.E.	36,546
Accumulated depreciation from merger with Delta Singular A.E.	(2,940)
Disposals	(6)
a) Cost	(6)
b) Accumulated depreciation	-
Transfer to "assets held-for-sale"	(33,463)
a) Cost	(36,591)
b) Accumulated depreciation	3,128
Transfer from "property, plant and equipment"	2,519
a) Cost	3,168
b) Accumulated depreciation	(649)
Depreciation charge for the period	(469)
Net Book Value 31.12.2005	29,550
Balance 31.12.2005	
Cost	33,061
Accumulated depreciation	(3,511)
1.1.2006-31.3.2006	
Net Book Value 1.1.2006	29,550
Foreign exchange differences	(8)
Transfer from "property, plant and equipment"	75
a) Cost	75
b) Accumulated depreciation	-
Depreciation charge for the period	(89)
Net Book Value 31.3.2006	29,528
Balance 31.3.2006	
Cost	33,126
Accumulated depreciation	(3,598)

16. Property, plant and equipment

	Land and Buildings	Leased equipment	Equipment	Total
Balance 1.1.2005				
Cost	1,050,081	10,219	301,509	1,361,809
Accumulated Depreciation	(197,739)	(8,699)	(238,604)	(445,042)
Net Book Value at 1.1.2005	852,342	1,520	62,905	916,767
1.1.2005-31.3.2005				
Net Book Value 1.1.2005	852,342	1,520	62,905	916,767
Additions from companies consolidated for first time – acquisition Jubanka a.d. Beograd	26,384	-	6,348	32,732
Foreign exchange differences	270	3	46	319
Additions	2,011	177	7,440	9,628
Disposals	(132)	-	(184)	(316)
a) Cost	(458)	-	(2,822)	(3,280)
b) Accumulated depreciation	326	-	2,638	2,964
Depreciation charge for the period	(5,027)	(71)	(5,943)	(11,041)
Net Book Value 31.3.2005	875,848	1,629	70,612	948,089
Balance 31.3.2005				
Cost	1,082,821	10,418	320,331	1,413,570
Accumulated depreciation	(206,973)	(8,789)	(249,719)	(465,481)
1.4.2005-31.12.2005				
Net book value 1.1.2005	875,848	1,629	70,612	948,089
Additions	10,395	167	19,167	29,729
Foreign exchange differences	1,884	91	629	2,604
Additions from merger with Delta Singular A.E.	-	800	2,093	2,893
Accumulated depreciation from merger with Delta Singular A.E.	-	(270)	(1,902)	(2,172)
Disposals	(7,816)	-	(940)	(8,756)
a) Cost	(11,232)	(130)	(8,023)	(19,385)
b) Accumulated depreciations	3,416	130	7,083	10,629
Transfer from "assets held-for-sale"	1,703	-	-	1,703
a) Cost	1,928	-	-	1,928
b) Accumulated depreciation	(225)	-	-	(225)
Transfer from "land and buildings" and "leased equipment" to "equipment"	(5)	-	5	-
a) Cost	(319)	(7,996)	8,315	-
b) Accumulated depreciation	314	7,996	(8,310)	-
Transfer to "assets held-for-sales (Alpha Insurance Romania S.A.)"	-	-	(28)	(28)
a) Cost	-	-	(146)	(146)
b) Accumulated depreciation	-	-	118	118
Transfer to "Investment property"	(2,519)	-	-	(2,519)
a) Cost	(3,168)	-	-	(3,168)
b) Accumulated depreciation	649	-	-	649
Depreciation charge for the period	(15,114)	(510)	(17,946)	(33,570)
Net book value 31.12.2005	864,376	1,907	71,690	937,973
Balance 31.12.2005				
Cost	1,076,377	3,347	342,984	1,422,708
Accumulated depreciation	(212,001)	(1,440)	(271,294)	(484,735)

	Land and Buildings	Leased equipment	Equipment	Total
1.1.2006-31.3.2006				
Net book value 1.1.2006	864,376	1,907	71,690	937,973
Additions	4,024	204	5,289	9,517
Foreign exchange differences	(30)	70	90	130
Disposals	(425)	-	(234)	(659)
a) Cost	(547)	-	(1,282)	(1,829)
b) Accumulated depreciation	122	-	1,048	1,170
Transfer from "land and buildings" to "investment property"	(75)	-	-	(75)
a) Cost	(75)	-	-	(75)
b) Accumulated depreciation	-	-	-	-
Transfer from "leased equipment" to "other equipment"	-	-	-	-
a) Cost	-	(68)	68	-
b) Accumulated depreciation	-	68	(68)	-
Transfer from "other equipment" to "software"	-	-	(32)	(32)
a) Cost	-	-	(283)	(283)
b) Accumulated depreciation	-	-	251	251
Depreciation charge for the period	(4,954)	(132)	(6,113)	(11,199)
Net book value 31.3.2006	862,916	2,049	70,690	935,655
Balance 31.3.2006				
Cost	1,079,685	3,571	346,662	1,429,918
Accumulated depreciation	(216,769)	(1,522)	(275,972)	(494,263)

17. Goodwill and other intangible assets

	Goodwill	Other intangible	Software	Total
Balance 1.1.2005				
Cost	-	-	108,799	108,799
Accumulated Amortization	-	-	(77,938)	(77,938)
Net Book Value 1.1.2005	-	-	30,861	30,861
1.1.2005-31.3.2005				
Net Book Value 1.1.2005	-	-	30,861	30,861
Foreign exchange differences	-	434	106	540
Additions	-	-	1,316	1,316
Additions from companies consolidated for first time in current fiscal year	57,420	18,572	660	76,652
Cost	57,420	18,572	660	76,652
Disposals	-	-	(3)	(3)
a) Cost	-	-	(6)	(6)
b) Accumulated amortization	-	-	3	3
Amortization charge for the period	-	(615)	(3,671)	(4,286)
Net Book Value 31.3.2005	57,420	18,391	29,269	105,080
Balance 31.3.2005				
Cost	57,420	19,006	110,986	187,412
Accumulated Amortization	-	(615)	(81,717)	(82,332)
1.4.2005-31.12.2005				
Net Book Value 1.4.2005	57,420	18,391	29,269	105,080
Foreign exchange differences	(3,648)	(1,533)	(401)	(5,582)
Additions	-	-	20,285	20,285
Additions from merger with Delta Singular A.E.	-	-	620	620
Accumulated depreciation from merger with Delta Singular A.E.	-	-	(381)	(381)
Additions from companies consolidated for first time in current fiscal year	250	-	258	508
a) Cost	250	-	258	508
b) Foreign exchange differences	-	-	-	-
Disposals	-	-	(10)	(10)
a) Cost	-	-	(1,294)	(1,294)
b) Accumulated amortization	-	-	1,284	1,284
Transfer to "assets held for sales" (Alpha Insurance Romania S.A.)	-	-	(42)	(42)
a) Cost	-	-	(168)	(168)
b) Accumulated amortization	-	-	126	126
Amortization charge for the period	-	(2,480)	(10,562)	(13,042)
Net book value 31.12.2005	54,022	14,378	39,036	107,436
Balance 31.12.2005				
Cost	54,022	17,392	130,227	201,641
Accumulated Amortization	-	(3,014)	(91,191)	(94,205)

	Goodwill	Other intangible	Software	Total
1.1.2006-31.3.2006				
Net Book Value 1.1.2006	54,022	14,378	39,036	107,436
Foreign exchange differences	(1,054)	(278)	(48)	(1,380)
Additions	-	-	2,412	2,412
Transfer from "other equipment"	-	-	32	32
a) Cost	-	-	283	283
b) Foreign exchange differences	-	-	(251)	(251)
Disposals	-	-	-	-
a) Cost	-	-	(39)	(39)
b) Accumulated amortization	-	-	39	39
Amortization charge for the period	-	(810)	(3,969)	(4,779)
Net Book Value 31.3.2006	52,968	13,290	37,463	103,721
Balance 31.3.2006				
Cost	52,968	17,053	132,882	202,903
Accumulated Amortization	-	(3,763)	(95,419)	(99,182)

18. Deferred tax assets and liabilities

	From 1 January to	
	31.3.2006	**31.12.2005**
Deferred tax assets	229,451	202,519
Deferred tax liabilities	(54,304)	(23,857)
Total	175,147	178,662

		1.1.2005-31.3.2005					
		Recognition in					
		Income statement			Equity		
	Balance 1.1.2005	Mergers and acquisitions	Assets	Liabilities	Assets	Liabilities	Balance 31.3.2005
Depreciation	40,530	(2,598)	64	(2,805)	4	-	35,195
Loans and advances	4,592	403	1,532	(169)	-	-	6,358
Valuation of derivative financial instruments	429	-	8,165	(22)	-	-	8,572
Retained earnings	6,515	2,256	236	-	-	-	9,007
Other provisions	3,516	71	173	(492)	20	(91)	3,197
Appropriation of income and expense on derivatives	12,267	-	-	(688)	-	-	11,579
Employee defined benefit obligations	128,851	-	32	(828)	-	(5)	128,050
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(425)	-	-	(8,648)	-	-	(9,073)
Total	196,275	132	10,202	(13,652)	24	(96)	192,885

	1.4.2005-31.12.2005						
	Recognition in						
		Income statement			Equity		
	Balance 1.4.2005	Mergers and acquisitions	Assets	Liabilities	Assets	Liabilities	Balance 31.12.2005
Depreciation	35,195	408	-	(10,390)	-	(114)	25,099
Loans and advances	6,358	1,640	9,324	(5,704)	-	(4,374)	7,244
Valuation of derivative financial instruments	8,572	-	-	(3,646)	-	-	4,926
Retained earnings	9,007	-	-	(6,729)	-	(950)	1,328
Other provisions	3,197	(20)	4,128	(4)	1,101	-	8,402
Appropriation of income and expense on derivatives	11,579	-	166	(7,151)	-	-	4,594
Employee defined benefit obligations	128,050	7	4,137	(389)	8	(4)	131,809
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(9,073)	-	4,333	-	-	-	(4,740)
Total	**192,885**	**2,035**	**22,088**	**(34,013)**	**1,109**	**(5,442)**	**178,662**

	1.1.2006-31.3.2006						
	Recognition in						
		Income statement			Equity		
	Balance 1.1.2006	Mergers and acquisitions	Assets	Liabilities	Assets	Liabilities	Balance 31.3.2006
Depreciation	25,099	-	-	(2,410)	59	-	22,748
Loans and advances	7,244	-	15,022	(6,955)	-	-	15,311
Valuation of derivative financial instruments	4,926	-	-	(7,673)	-	-	(2,747)
Retained earnings	1,328	-	432	-	-	(183)	1,577
Other provisions	8,402	-	813	-	-	(153)	9,062
Appropriation of income and expense on derivatives	4,594	-	-	(95)	-	-	4,499
Employee defined benefit obligations	131,809	-	-	(117)	166	-	131,858
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(4,740)	-	-	(2,421)	-	-	(7,161)
Total	**178,662**	**-**	**16,267**	**(19,671)**	**225**	**(336)**	**175,147**

19. Non-current assets held for sale

a) Property, plant and equipment

	Land-buildings	Office equipment	Total
Balance 1.1.2005			
Cost	32,084	617	32,701
1.1.2005-31.3.2005			
Cost 1.1.2005	32,084	617	32,701
Additions	324		324
Disposals	(724)		(724)
Cost 31.3.2005	31,684	617	32,301
Balance 31.3.2005			
Cost	31,684	617	32,301
1.4.2005-31.12.2005			
Cost 1.4.2005	31,684	617	32,301
Additions	8,684	20	8,704
Additions from merger with Delta Singular A.E.	21,175		21,175
Additions from companies consolidated for first time in current fiscal year	11		11
Disposals	(5,310)	(52)	(5,362)
Reclassification to "property, plant and equipment"	(1,703)		(1,703)
Reclassification from "investment property"	33,463		33,463
Cost 31.12.2005	88,004	585	88,589
Balance 31.12.2005			
Cost	88,004	585	88,589
1.1.2006-31.3.2006			
Cost 1.1.2006	88,004	585	88,589
Additions	1,449	4	1,453
Disposals	(268)		(268)
Cost 31.3.2006	89,185	589	89,774

b. Participations

Balance 31.12.2005	3,481
1.1.2006-31.3.2006	
Balance 1.1.2006	3,481
Disposals	(3,481)
Balance 31.3.2006	-

Disposal of € 3,481 concerns the sale of assets of Alpha Insurance Romania S.A. (note 28, paragraph b).

Liabilities

20. Due to customers

	31.3.2006	31.12.2005
- Current accounts	5,456,199	5,628,485
- Saving accounts	9,523,483	9,731,063
- Term deposits	5,839,838	5,387,767
- Sale and repurchase agreements (Repos)	630,537	712,617
	21,450,057	21,459,932
Cheques payable	154,574	184,872
Total	21,604,631	21,644,804

21. Debt securities in issue and other borrowed funds

The Group to effectively fund its activities has significantly broaden its funding sources and so as to ensure:

i) cheaper funding
ii) long-term funding
iii) strengthening of the capital adequacy ratio

As a result the Group has issued:

i) Senior debt securities

ii) Subordinated debt securities
These securities are subordinated, because the holders in case of a compulsory payment are satisfied after the owners of common debt securities. Their maturity is 10 years, with the right of first redemption after 5 years. These bonds are considered own funds for regulatory purposes.

Senior debt

	31.3.2006	31.12.2005
Euro due 2006	2,020,245	2,519,937
Euro due 2007 with 1st call option in 2005	6,956	7,126
Euro due 2007	901,698	901,444
HKD 100 million due 2007	10,745	11,027
Euro due 2008	507,005	507,260
Euro due 2008 with 1st call option in 2005	7,864	8,052
Euro due 2009	1,110,901	710,405
Euro due 2009 with 1st call option in 2007	40,014	-
CZK 1.500 million due 2009	52,463	51,511
US $ 11 million due 2009 with 1st call option in 2006	8,758	8,960
US $ 5 million due 2009 with 1st call option in 2006	3,870	4,027
HKD 50 million due 2009	5,368	5,497
Euro due 2010	1,125,490	924,947
Euro due 2010 with 1st call option in 2006	36,319	56,600
Euro due 2010 with 1st call option in 2007	2,502,390	2,502,060

	31.3.2006	31.12.2005
US $ 7 million due 2010 with 1st call option in 2006	4,898	5,366
US $ 50 million due 2010 with 1st call option in 2007	41,448	42,521
Euro due 2011	24,615	15,439
CZK 700 million due 2011	24,491	-
Euro due 2011 with 1st call option in 2006	22,383	22,843
Euro due 2011 with 1st call option in 2008	1,000,700	-
Euro due 2012	315,856	316,104
Euro due 2012 with 1st call option in 2006	37,050	9,353
Euro due 2013	318,932	19,341
Euro due 2015	12,212	12,360
Euro due 2021	82,878	-
Senior debt total	10,225,549	8,662,180
Securities held by the Group	(536,041)	(485,309)
Total	9,689,508	8,176,871

The majority of senior debt securities bear a Euribor floating rate with a margin between -10 and +35 basis points which is connected with bond's start date and maturity date.

Subordinated debt

Euro due 2012 with 1st call option in 2007	325,542	325,817
Euro due 2013 with 1st call option in 2008	351,463	351,570
Euro due 2014 with 1st call option in 2009	201,223	201,115
JPY 30 billion with 1st call option in 2015	194,466	203,706
Total	1,072,694	1,082,208
Securities held by the Group	(42,572)	(66,453)
Subordinated debt total	1,030,122	1,015,755
Grand Total	**10,719,630**	**9,192,626**

Subordinated debt securities, due in 2012, carry interest at three-month Euribor plus 90 basis points spread, until they are redeemed. If they are not redeemed the spread increases to 220 basis points.

Subordinated debt securities, due in 2013, carry interest at three-month Euribor plus a margin between 65 and 90 basis points, until they are redeemed. If they are not redeemed the spread increases to 195 up to 220 basis points.

Subordinated debt securities, due in 2014, carry interest at three-month Euribor plus 60 basis points spread, until they are redeemed. If they are not redeemed the spread increases to 190 basis points.

The subordinated debt securities in JPY, with the first option to redeem in 2015, carrying a fixed rate of 2.94%.

Equity

22. Hybrid securities

Alpha Group Jersey a wholly owned subsidiary of the Bank issued hybrid securities (Non-cumulative guaranteed Non-voting preferred securities) as follows:

- On 5 December 2002 amount of € 200 million preferred securities with interest step up clause, which represent Lower Tier 1 capital for the Group.
  They are perpetual securities and may be redeemed after the expiration of 10 years. Preferred securities give the issuer the right of no preferred dividend payment if the Bank does not pay any dividend to common shareholders. They carry interest at the three month Euribor plus a margin of 265 basis points. If redemption option is not exercised by the issuer the margin is increased by 132.5 basis points reaching 397.5 basis points in total. The preferred securities are listed on the Luxembourg Stock Exchange.

- On 5 December 2003 amount of € 100 million preferred securities with the same characteristics as those issued on 5 December 2002.

- On 18 February 2005 amount of € 600 million preferred securities without an interest step up clause, which also represent Lower Tier 1 capital for the Group since they fulfill the requirements of securities with interest step up clause as described above. The expenses of the issue mentioned above is amounted to €12 million. Non-cumulative dividend of preferred securities carry fixed interest at 6% for the first 5 years and thereafter interest is determined based on the formula 4x(CMS10-CMS2) with a ceiling and floor rate of 10% and 3.25% respectively. CMS10 and CMS2 represent the Euribor of interest rate swaps of 10 and 2 years, respectively.

Hybrid securities	31.3.2006	31.12.2005
Euro perpetual with 1st call option in 2012	300,000	300,000
Euro perpetual with 1st call option in 2015	588,000	588,000
Total	888,000	888,000
Securities held from Group companies	(18,467)	(43,054)
Total	869,533	844,946

Additional Information

23. Contingent liabilities and commitments

a) *Legal Issues*

The Bank in the ordinary course of business is a dependent in claims from customers and other legal actions. No provision has been recorded because after calculation with legal council, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

There are no pending legal cases or issues in progress which may have a material impact on the financial statements of the other companies of the Group.

b) *Tax Issues*

The Bank's books and records have been audited by the tax authorities up to the year 2002 and for the other companies of the group up to the year 2000.
Additional tax and penalties may be imposed for the unaudited years.

c) *Operating leases*

The Group's minimum future lease payments are as follows:

	31.3.2006	31.12.2005
Less than one year	25,945	25,396
Between one and five years	75,797	73,101
More than five years	55,426	46,567
Total	157,168	145,064

The minimum future lease revenues are as follows:

	31.3.2006	31.12.2005
Less than one year	4,132	4,149
Between one and five years	17,140	15,613
More than five years	12,529	12,864
Total	33,801	32,626

d) *Off balance sheet liabilities*

	31.3.2006	31.12.2005
Letters of credit	205,307	234,470
Letters of guarantee	3,958,735	3,749,766
Approved loan agreements and credit limits	12,491,302	12,232,183
Total	16,655,344	16,216,419

e) *Assets pledged*

	31.3.2006	31.12.2005
Securities linked to reverse repos	-	420,000
Investment securities	585,000	165,000
Total	585,000	585,000

From the investment securities portfolio € 80,000 are pledged for capital withdrawal and € 5,000 are pledged as collateral to clearing house of derivative transactions "ETESEP" A.E. as margin account insurance. The remaining are pledged as collateral with the Bank of Greece for the participation in the Inter-Europe clearing of payments system on an ongoing time (TARGET).

24. Group consolidated companies

The Group's subsidiaries and joint ventures that were consolidated are:

a. *Subsidiaries*

Name	Country of Incorporation	Group's ownership interest %	
		31.3.2006	31.12.2005
Banks			
1. Alpha Bank London Ltd	United Kingdom	100.00	100.00
2. Alpha Bank Ltd	Cyprus	100.00	100.00
3. Alpha Bank Romania S.A.	Romania	99.91	99.91
4. Alpha Bank AD Skopje	Fyrom	100.00	100.00
5. Alpha Bank Jersey Ltd	Jersey	100.00	100.00
6. Jubanka a.d. Beograd	Serbia-Montenegro	99.99	99.99
Leasing companies			
1. Alpha Leasing A.E.	Greece	99.63	99.61
2. Alpha Leasing Romania S.A.	Romania	99.92	99.92
3. ABC Factors A.E.	Greece	100.00	100.00
4. Alpha Asset Finance Ltd	Cyprus	100.00	100.00
5. Alpha Asset Finance C.I.	Jersey	100.00	100.00
Investment banking			
1. Alpha Finance A.X.E.P.E.Y.	Greece	100.00	100.00
2. Alpha Finance US Corporation	USA	100.00	100.00
3. Alpha Finance Romania S.A.	Romania	99.98	99.98
4. Alpha Advisory Romania SRL	Romania	99.98	99.98
5. Alpha Ventures	Greece	100.00	100.00
6. Alpha Equity Fund	Greece	100.00	100.00
7. Alpha AEF European Capital Investments	Holland	100.00	100.00
Asset management			
1. Alpha Mutual Fund Management A.E.	Greece	100.00	100.00
2. Alpha Asset Management	Greece	100.00	100.00
3. Alpha Private Investment Services A.E.	Greece	100.00	100.00
4. ABL Independent Financial Advisers Ltd	United Kingdom	100.00	100.00
Insurance			
1. Alpha Insurance A.E.	Greece	99.57	99.56
2. Alpha Insurance Romania S.A.	Romania	-	99.92
3. Alpha Insurance Agents A.E.	Greece	100.00	100.00
4. Alpha Insurance LTD Cyprus	Cyprus	99.92	99.92
Other companies			
1. Alpha Astika Akinita A.E.	Greece	61.24	61.21
2. Alpha Group Jersey Ltd	Jersey	100.00	100.00
3. Ionian Hotel Enterprises A.E.	Greece	90.90	90.28
4. Ionian Holdings A.E.	Greece	100.00	100.00
5. Oceanos A.T.O.E.E.	Greece	100.00	100.00
6. Alpha Credit Group Plc	United Kingdom	100.00	100.00
7. Alpha Bank London Nominees Ltd	United Kingdom	100.00	100.00
8. Alpha Trustees Ltd	Cyprus	100.00	100.00
9. Messana Holdings S.A.	Luxembourg	100.00	100.00
10. Flagbright Ltd	United Kingdom	100.00	100.00
11. Kafe Mazi A.E.	Greece	100.00	100.00
12. Evremathea A.E.	Greece	100.00	100.00

b. Joint Ventures

Name	Country of Incorporation	Group's ownership interest % 31.3.2006	31.12.2005
1. Cardlink A.E.	Greece	50.00	50.00
2. Ape Fixed Assets	Greece	60.10	60.10
3. APE Commercial Property	Greece	60.10	60.10

The subsidiaries were fully consolidated and the joint ventures were consolidated under the proportional method.

The sale of Alpha Insurance Romania S.A. was completed during the first quarter of 2006.

25. Segment reporting

Analysis by sector

(Millions of Euro)

	31.3.2006						
	Group	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	342.6	205.9	66.5	5.3	24.9	40.1	(0.1)
Commission	94.6	27.4	20.8	22.9	13.5	11.7	(1.7)
Other income	43.8	2.2	0.5	8.8	5.0	7.7	19.6
Total income	**481.0**	**235.5**	**87.8**	**37.0**	**43.4**	**59.5**	**17.8**
Expenses	(217.0)	(114.6)	(24.7)	(20.7)	(10.0)	(35.2)	(11.8)
Impairment	(64.9)	(33.6)	(24.6)	-	-	(6.6)	(0.1)
Profit before tax	**199.1**	**87.3**	**38.5**	**16.3**	**33.4**	**17.7**	**5.9**

	31.3.2005						
	Group	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	280.4	171.4	63.2	5.6	9.6	30.3	0.3
Commission	79.2	24.9	22.0	17.4	6.7	8.9	(0.7)
Other income	34.6	2.0	0.5	8.0	8.9	6.5	8.7
Total income	**394.2**	**198.3**	**85.7**	**31.0**	**25.2**	**45.7**	**8.3**
Expenses	(197.6)	(111.1)	(23.2)	(18.6)	(7.6)	(27.5)	(9.6)
Impairment	(65.3)	(31.0)	(26.9)	(0.3)	-	(7.1)	-
Profit before tax	**131.3**	**56.2**	**35.6**	**12.1**	**17.6**	**11.1**	**(1.3)**

i. Retail banking includes all individuals (retail banking customers) of the Group, professionals, small and very small companies.

   The Group offers through its extended branch network, all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees) and debit and credit cards to the above customers.

ii. Corporate banking
   Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking Division (Corporate) and shipping corporations.

   The Group offers working capital facilities, corporate loans, and letters of guarantees.

   In this sector are also included the leasing products which are offered through the subsidiary company Alpha Leasing and factoring services to third parties through the subsidiary company ABC Factors.

iii. Asset management / Insurance
Consists of a wide range of asset management services through Group's private banking, the subsidiary company Alpha Asset Management and also the mutual fund company Alpha AEDAK.
Also is offered a wide range of insurance products to individuals and companies through the subsidiary company Alpha Insurance.

iv. Investment Banking/ Treasury
Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered either by the Bank or specialized subsidiaries with activities on the above products (Alpha Finance, Alpha Venture capital). Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.).

v. South Eastern Europe
Consists of the Bank's branches and subsidiaries operating in South Eastern Europe.

vi. Other
This segment consist of the non-financial subsidiaries and other foreign subsidiaries excluding those in South Eastern Europe and Bank's administration section.

26. Capital adequacy

The ratios measure capital adequacy by comparing the Group's regulatory own funds with the risks that it undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves, minority interest), additional Tier I capital (hybrid debt) and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio and the market risk of the trading portfolio.

The Group uses all modern methods to manage capital adequacy. It has issued hybrid and subordinated debts which are included on the calculation of regulatory funds. The cost of these debts is lower than share capital and adds value to the shareholders.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Group in all areas for the next years.

	(Millions of Euro)	
	31.3.2006	**31.12.2005**
Risk-weighted assets from credit risk	28,471	27,447
Risk-weighted assets from market risk	850	792
Total risk-weighted assets	29,321	28,239
Upper Tier I capital	2,246	2,210
Tier I capital	3,014	2,950
Total Tier I + Tier II capital	3,925	3,821
Upper Tier I ratio	7.7%	7.8%
Tier I ratio	10.3%	10.4%
Capital adequacy ratio (Tier I + Tier II)	**13.4%**	**13.5%**

27. Related-party transactions

a. The outstanding balances with members of the Board of Directors and their close family members are as follows:

	31.3.2006	**31.12.2005**
Loans	3,502	5,628
Deposits	11,864	14,854
Letters of guarantee	146	145

b. The outstanding balances with associates and the related results of these transactions are as follows:

Associates

	31.3.2006	31.12.2005
Assets		
Loans and advances to customers	1,233	1,390
Total	1,233	1,390
Liabilities		
Amounts due to customers	924	639
Total	924	639
Letters of guarantee	1,772	1,353
Total	1,772	1,353

	31.3.2006	31.3.2005
Income		
Interest and similar income	26	28
General administrative revenue	7	21
Total	33	49
Expenses		
Interest and similar charges	2	448
General administrative expenses	125	220
Total	127	668

c. The Group companies Board of Directors fees for the fiscal year 2006 amount to € 1,735 (31.3.2005: € 650). The increase attributed to the fact that modifications have been made in Bank's Board of Directors as at 23 February 2005.

28. Disposals of subsidiaries and associates

a) On 1 February 2006 the Bank transferred 2,178,000 shares of Alpha Private EPEY representing 99% of the company's share capital to another subsidiary Alpha Bank London Ltd at an amount of €3.4 million. This transfer did not have any affect on the Group's results.

b) The legal transfer of Alpha Insurance Romania S.A. shares to third parties was completed on 16 February 2006 at an amount of € 2.6 million. The sales agreement was signed on 11 October 2005. Group's ownership interest in the company amounted to € 2.2 million. The result from the sale of Alpha Insurance Romania S.A. shares amounted to € 0.4 million.

c) On 24 February 2006 the total shares of Lesvos Tourist Company A.E. or 24.99% of the company's total share capital was sold to third parties for € 2 million, resulting to € 1.4 million gain. The Company was consolidated under the equity method.

29. Events after the balance sheet date

a) The General Shareholders meeting held on 18 April 2006 approved the following:

- the distribution of total dividend for the year 2005 of € 237,556 or € 0.84 per share.

- the decrease of the nominal value of each share from € 5.00 to € 3.90, the capital increase due to the capitalization of prior years profits which have been already taxed of amount € 133,954, with the issue of 116,481,444 new shares with nominal value of € 3.90, which will be distributed to shareholders for free at a ratio of 4 new shares for 10.

After the above increase, which was approved by the Ministry's of Development decision No K2 – 6543/3.5.2006, the share capital of the Bank amounts to € 1,589,972 divided into 407,685,052 shares.

- plan to acquire treasury shares of the Bank for the period from April 2006 up to April 2007 of a total amount up to 3% of the issued share capital.

b) According to the Board of Directors Meeting held on 17 February 2006 of subsidiary Ionian Hotel Enterprises A.E. it was decided to explore the possibility of selling the Rhodes Hilton Hotel owned by the Company.

c) On 30 August 2005 the Board of Directors of Alpha Ventures and Alpha Equity Fund decided to start the process of merging the two companies, by absorption of the second by the first, with a balance sheet date of 31 August 2005. Both companies are wholly owned subsidiaries by the Bank. The merger is expected to be completed during 2006.

d) On 30 December 2005 the Board of Directors of Alpha Mutual Funds AEDAK and Alpha Asset Management decided to start the process of merging the two companies, by absorption of the second by the first, with a balance sheet date of 31 December 2005. Both companies are wholly owned subsidiaries of the Bank. The merger is expected to be completed during 2006.

ALPHA BANK A.E.

ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ ΤΗΣ ALPHA BANK A.E. ΚΑΙ ΤΟΥ ΟΜΙΛΟΥ ΤΗΣ

περιόδου από 1η Ιανουαρίου 2006 μέχρι 31η Μαρτίου 2006

(Σύμφωνα με το Π.Δ. 360/1985 και την απόφαση 17/336/21.4.2005 του Δ.Σ. της Επιτροπής Κεφαλαιαγοράς)

(Ποσά εκφρασμένα σε χιλιάδες €)

Τα παρακάτω στοιχεία και πληροφορίες αποσκοπούν σε μια γενική ενημέρωση για την οικονομική κατάσταση και τα αποτελέσματα της Alpha Bank A.E. και του Ομίλου της. Συνιστούμε επομένως στον αναγνώστη, πριν προβεί σε οποιαδήποτε είδους επενδυτική επιλογή ή άλλη συναλλαγή με την Τράπεζα, να ανατρέξει στη διεύθυνση του διαδικτύου www.alpha.gr όπου εμφανίζονται οι περιοδικές οικονομικές καταστάσεις, που προβλέπουν τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.), καθώς και η έκθεση επισκοπήσεως του ορκωτού ελεγκτή λογιστή, όποτε αυτή απαιτείται.

ΣΤΟΙΧΕΙΑ ΙΣΟΛΟΓΙΣΜΟΥ	Ενοποιημένα Στοιχεία 31.03.2006	Ενοποιημένα Στοιχεία 31.12.2005	Στοιχεία Τραπέζης 31.03.2006	Στοιχεία Τραπέζης 31.12.2005
ΕΝΕΡΓΗΤΙΚΟ				
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.952.243	2.202.382	1.054.607	1.621.172
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	5.315.863	4.775.229	8.406.447	5.673.393
Χρεόγραφα χαρτοφυλακίου συναλλαγών	420.814	122.638	429.119	153.587
Παράγωγα χρηματοοικονομικά μέσα	179.186	138.997	181.261	139.114
Δάνεια και απαιτήσεις κατά πελατών	28.068.578	27.356.543	24.874.396	24.201.139
Χρεόγραφα επενδυτικού χαρτοφυλακίου				
Διαθέσιμα προς πώληση	7.779.115	7.745.062	7.837.069	7.561.491
Επενδύσεις σε θυγατρικές εταιρίες	-	-	1.468.911	1.471.334
Επενδύσεις σε συγγενείς εταιρίες	10.610	11.389	10.253	10.585
Επενδύσεις σε ακίνητα	29.528	29.550	43.144	43.245
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	935.655	937.973	528.191	529.511
Υπεραξία και λοιπά άυλα πάγια	103.721	107.436	32.090	33.016
Αναβαλλόμενες φορολογικές απαιτήσεις	229.451	202.519	205.244	177.936
Λοιπά στοιχεία ενεργητικού	311.514	285.258	169.621	143.414
	45.336.278	43.914.976	43.240.353	41.758.997
Στοιχεία ενεργητικού προς πώληση	89.774	92.070	89.661	90.249
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ	45.426.052	44.007.046	43.330.014	41.849.246
ΥΠΟΧΡΕΩΣΕΙΣ				
Υποχρεώσεις προς πιστωτικά ιδρύματα	7.777.607	8.128.599	8.463.508	6.600.366
Παράγωγα χρηματοοικονομικά μέσα	167.317	140.236	187.039	140.632
Υποχρεώσεις προς πελάτες	21.604.631	21.644.804	19.079.072	19.301.648
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	10.719.630	9.192.626	12.191.785	10.665.761
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	161.852	128.202	115.689	87.699
Αναβαλλόμενες φορολογικές υποχρεώσεις	64.304	23.657	49.769	19.517
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	574.356	561.748	525.050	513.797
Λοιπές υποχρεώσεις	803.132	743.372	679.777	566.763
Προβλέψεις	336.477	317.671	16.785	1.626
	42.219.306	40.881.315	41.308.774	39.897.809
Υποχρεώσεις που συνδέονται με στοιχεία ενεργητικού προς πώληση	-	3.047	-	-
Σύνολο Υποχρεώσεων (α)	42.219.306	40.884.362	41.308.774	39.897.809
ΚΑΘΑΡΗ ΘΕΣΗ				
Μετοχικό Κεφάλαιο	1.456.018	1.456.018	1.456.018	1.456.018
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	125.685	125.685	125.685	125.685
Αποθεματικά	316.551	324.297	171.473	220.423
Αποτελέσματα εις νέον	575.826	506.985	456.192	337.439
Ίδιες μετοχές	(188.316)	(188.316)	(188.128)	(188.128)
Καθαρή θέση μετόχων της Τραπέζης	2.285.764	2.224.669	2.021.240	1.951.437
Δικαιώματα τρίτων	51.449	53.069	-	-
Υβριδικά κεφάλαια	869.533	844.946	-	-
Σύνολο Καθαρής Θέσεως (β)	3.206.746	3.122.684	2.021.240	1.951.437
ΣΥΝΟΛΟ ΥΠΟΧΡΕΩΣΕΩΝ ΚΑΙ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ (α) + (β)	45.426.052	44.007.046	43.330.014	41.849.246

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ ΠΕΡΙΟΔΟΥ	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.03.2006	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.03.2005	Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 31.03.2006	Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 31.03.2005
Σύνολο εισροών / (εκροών) από λειτουργικές δραστηριότητες (α)	(557.471)	(571.394)	501.810	(981.134)
Σύνολο εισροών / (εκροών) από επενδυτικές δραστηριότητες (β)	(80.581)	91.958	(309.287)	456.491
Σύνολο εισροών / (εκροών) από χρηματοδοτικές δραστηριότητες (γ)	(6.824)	683.540	(51.683)	720.369
Καθαρή αύξηση / (μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της περιόδου (α)+(β)+(γ)	(644.876)	204.104	140.840	195.726
Επίδραση συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα	3.185	5.517	110	225
Σύνολο εισροών / (εκροών) περιόδου	(641.691)	209.621	140.950	195.951
Ταμειακά διαθέσιμα και ισοδύναμα ενάρξεως περιόδου	5.665.814	5.568.384	5.083.955	5.392.022
Ταμειακά διαθέσιμα και ισοδύναμα λήξεως περιόδου	5.024.123	5.778.005	5.224.905	5.587.973

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΠΕΡΙΟΔΟΥ	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.03.2006	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.03.2005	Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 31.03.2006	Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 31.03.2005
Τόκοι και εξομοιούμενα έσοδα	594.159	415.648	529.389	358.847
Τόκοι και εξομοιούμενα έξοδα	(251.517)	(135.279)	(252.801)	(130.257)
Καθαρό έσοδο από τόκους	342.642	280.369	276.588	228.590
Έσοδα από αμοιβές και προμήθειες	100.061	84.168	69.491	59.848
Προμήθειες έξοδα	(5.434)	(4.924)	(4.100)	(4.476)
Καθαρό έσοδο από αμοιβές και προμήθειες	94.627	79.244	65.391	55.372
Έσοδα από μερίσματα	166	131	10.784	54.567
Αποτελέσματα χρηματοοικονομικών πράξεων	24.964	14.867	18.102	8.441
Λοιπά έσοδα	18.881	20.856	2.566	3.473
	44.011	35.854	31.452	66.481
Σύνολο εσόδων	481.280	395.467	373.431	350.443
Αμοιβές και έξοδα προσωπικού	(119.534)	(112.063)	(91.174)	(87.463)
Γενικά διοικητικά έξοδα	(81.171)	(69.821)	(58.210)	(53.753)
Αποσβέσεις	(16.067)	(15.407)	(9.994)	(9.482)
Λοιπά έξοδα	(218)	(290)	(417)	(9)
Σύνολο εξόδων	(216.990)	(197.581)	(159.795)	(150.727)
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	(64.900)	(65.331)	(57.332)	(56.715)
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες	(252)	(1.249)	-	-
Κέρδη πριν το φόρο	199.138	131.306	156.304	143.001
Φόρος εισοδήματος	(47.995)	(29.722)	(37.755)	(19.983)
Καθαρά κέρδη μετά το φόρο	151.143	101.584	118.549	123.018
Κέρδη αναλογούντα στους μετόχους της Τραπέζης	150.666	100.697	-	-
Κέρδη αναλογούντα σε τρίτους	477	887	-	-
Βασικά κέρδη ανά μετοχή (σε €)	0,53	0,36	0,42	0,44
Προσαρμοσμένα κέρδη ανά μετοχή (σε €)	0,53	0,36	0,42	0,43

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΜΕΤΑΒΟΛΩΝ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ ΠΕΡΙΟΔΟΥ	Ενοποιημένα Στοιχεία 31.03.2006	Ενοποιημένα Στοιχεία 31.03.2005	Στοιχεία Τραπέζης 31.03.2006	Στοιχεία Τραπέζης 31.03.2005
Καθαρή θέση ενάρξεως περιόδου (1.1.2006 & 1.1.2005 αντίστοιχα)	3.122.684	2.347.446	1.951.437	1.812.817
Κέρδη περιόδου μετά το φόρο	151.143	101.584	118.549	123.018
	3.273.827	2.449.030	2.069.986	1.935.035
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες και απόκτηση νέας θυγατρικής	(664)	9.406	-	-
Διανεμηθέντα μερίσματα	(1.369)	-	-	-
Αποτέλεσμα που αναγνωρίσθηκε απ'ευθείας στην καθαρή θέση	(50.649)	(5.861)	(50.131)	(10.960)
(Αγορές) / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	24.567	(64.419)	-	-
Έκδοση υβριδικών τίτλων	-	565.000	-	-
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων	(39.927)	(3.649)	-	-
Λοιπά	1.181	494	1.385	1.120
Καθαρή θέση λήξεως περιόδου (31.3.2006 & 31.3.2005 αντίστοιχα)	3.206.746	2.973.903	2.021.240	1.925.195

ΠΡΟΣΘΕΤΑ ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ

1. Οι εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις, πέραν της "ALPHA BANK" (μητρική εταιρία), καθώς και το ποσοστό με το οποίο η μητρική συμμετέχει σε αυτές, άμεσα ή έμμεσα, κατά την 31.03.2006 είναι :

Α. Θυγατρικές εταιρίες, που ενοποιήθηκαν με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως :

α/α	Επωνυμία Εταιρίας	Έδρα	Ποσοστό Συμμετοχής
1	Alpha Bank London Ltd	Ηνωμένο Βασίλειο	100,00
2	Alpha Bank Ltd	Κύπρος	100,00
3	Alpha Bank Romania S.A.	Ρουμανία	99,91
4	Alpha Bank AD Skopje	Fyrom	100,00
5	Alpha Bank Jersey Ltd	Jersey	100,00
6	Jubanka a.d. Beograd	Σερβία-Μαυροβούνιο	99,99
7	Alpha Leasing A.E.	Ελλάδα	99,63
8	Alpha Leasing Romania S.A.	Ρουμανία	100,00
9	ABC Factors A.E.	Ελλάδα	100,00
10	Alpha Asset Finance Ltd	Κύπρος	100,00
11	Alpha Asset Finance C.I. Ltd	Jersey	100,00
12	Alpha Finance A.X.E.Π.Ε.Υ.	Ελλάδα	100,00
13	Alpha Finance US Corporation	Η.Π.Α.	100,00
14	Alpha Finance Romania S.A.	Ρουμανία	100,00
15	Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	100,00
16	Alpha A.E. Συμμετοχών και Επενδύσεων	Ελλάδα	100,00
17	Alpha AEF European Capital Investments	Ολλανδία	100,00
18	Alpha Διαχειρίσεως Αμοιβαίων Κεφαλαίων A.E.	Ελλάδα	100,00
19	Alpha Asset Management Α.Ε.Π.Ε.Υ.	Ελλάδα	100,00
20	Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ.	Ελλάδα	100,00
21	ABL Independent Financial Advisers Ltd	Ηνωμένο Βασίλειο	100,00
22	Alpha Ασφαλιστική A.E.	Ελλάδα	99,67
23	Alpha Ασφαλιστικές Πρακτορεύσεις A.E.	Ελλάδα	100,00
24	Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	100,00
25	Alpha Αστικά Ακίνητα A.E.	Ελλάδα	61,24
26	Alpha Group Jersey Ltd	Jersey	100,00
27	Ιονική Ξενοδοχειακαί Επιχειρήσεις A.E.	Ελλάδα	90,90
28	Ιονική Συμμετοχών A.E.	Ελλάδα	100,00
29	Οικονές Α.Τ.Ο.Ε.Ε.	Ελλάδα	100,00
30	Alpha Credit Group Plc	Ηνωμένο Βασίλειο	100,00
31	Alpha Bank London Nominees Ltd	Ηνωμένο Βασίλειο	100,00
32	Alpha Trustees Ltd	Κύπρος	99,99
33	Alpha Advisory Romania SRL	Ρουμανία	100,00
34	Messana Holdings S.A.	Λουξεμβούργο	100,00
35	Flagbright Ltd	Ηνωμένο Βασίλειο	100,00
36	Κοσμ Μαζί A.E.	Ελλάδα	100,00
37	Ευρυμάθεια A.E.	Ελλάδα	100,00

Οι εταιρίες με α/α 11 και 37 ενοποιήθηκαν για πρώτη φορά μετά την 31.03.2005

Β. Κοινοπραξίες, που ενοποιήθηκαν με την αναλογική μέθοδο :

α/α	Επωνυμία Εταιρίας	Έδρα	Ποσοστό Συμμετοχής
1	Cardlink A.E.	Ελλάδα	50,00
2	APE Fixed Assets A.E.	Ελλάδα	60,10
3	APE Commercial Property A.E.	Ελλάδα	60,10

Οι εταιρίες με α/α 2 και 3 ενοποιήθηκαν για πρώτη φορά μετά την 31.03.2005.

Γ. Συγγενείς εταιρίες, που αποτιμήθηκαν με τη μέθοδο της καθαρής θέσεως :

α/α	Επωνυμία Εταιρίας	Έδρα	Ποσοστό Συμμετοχής
1	Εβισαλ A.E.	Ελλάδα	27,00
2	Icap A.E.	Ελλάδα	26,96
3	Γαρυνάμων A.E.	Ελλάδα	20,00
4	Propindex A.E.	Ελλάδα	22,58
5	ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος	Ελλάδα	50,00
6	A.L.C. Novelle Investments Ltd	Κύπρος	33,33
7	Geosynthesis A.E.	Ελλάδα	20,00

Η εταιρία με α/α 7 ενοποιήθηκε για πρώτη φορά μετά την 31.03.2005 λόγω της απορροφήσεως της Δέλτα Singular ΑΕΠ από την Τράπεζα.

2. Η Τράπεζα έχει ελεγχθεί φορολογικά έως και τη χρήση 2002 και οι υπόλοιπες εταιρίες του Ομίλου, σχεδόν στο σύνολό τους, έως τη χρήση 2000.
3. Εντός του πρώτου τριμήνου 2006 πωλήθηκαν οι εταιρίες Alpha Insurance Romania S.A., η οποία ενοποιείτο με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως και Τουριστική Εταιρία Λεσβου A.E., η οποία αποτιμάτο με τη μέθοδο της καθαρής θέσεως.
4. Την 8.4.2005 εγκρίθηκε, με την υπ' αριθ. Κ2-4115 απόφαση του Υπουργείου Ανάπτυξης, η συγχώνευση της ΔΕΛΤΑ SINGULAR Ανώνυμος Εταιρία Πληροφορικής με την Τράπεζα. Μέχρι την 8.4.2005, στις οικονομικές καταστάσεις του ομίλου, η εταιρία αποτιμάτο με τη μέθοδο της καθαρής θέσεως.
5. Η Alpha Finance Ltd δεν εμφανίζεται στις ενοποιούμενες εταιρίες λόγω της συγχωνεύσεώς της με την Alpha Bank Ltd μετά την 31.03.2005, ενώ την ίδια περίοδο πωλήθηκε η εταιρία Alpha Μεσιτική Ασφαλίσεων A.E..
6. Η εταιρία Mieral A.E., η οποία αποτιμάτο με τη μέθοδο της καθαρής θέσεως μέχρι την 31.03.2005, δεν αποτιμάται πλέον με την ίδια μέθοδο λόγω μειώσεως του ποσοστού συμμετοχής κάτω του 20%.
7. Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων.
8. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία του Ομίλου και της Τραπέζης.
9. Από τις συναλλαγές του Ομίλου με τα συνδεδεμένα προς αυτόν μέρη, για το χρονικό διάστημα από 1.1.2006 έως 31.03.2006, προέκυψαν τα εξής ποσά : α) έσοδα € 33 χιλ. β) έξοδα € 1.667 χιλ. Τα αντίστοιχα ποσά της Τραπέζης ήταν : α) έσοδα € 40.885 χιλ. β) έξοδα € 98.066 χιλ.
Τα υπόλοιπα κατά την 31.03.2006 των απαιτήσεων και υποχρεώσεων του Ομίλου από τις εν λόγω συναλλαγές έχουν ως εξής : α) απαιτήσεις € 4.725 χιλ. β) υποχρεώσεις € 12.788 χιλ. γ) εγγυητικές επιστολές € 1.918 χιλ. Τα αντίστοιχα ποσά της Τραπέζης ήταν :
α) απαιτήσεις € 2.843.725 χιλ. β) υποχρεώσεις € 13.619.874 χιλ. γ) εγγυητικές επιστολές και λοιπές εγγυήσεις € 113.014 χιλ.
10. Ο αριθμός του απασχολούμενου προσωπικού στον Όμιλο κατά την 31.03.2006, ήταν 11.631 άτομα (31.03.2005 : άτομα 11.365) και στην Τράπεζα 7.186 άτομα (31.03.2005 : άτομα 7.166).
11. Οι βασικές λογιστικές αρχές και μέθοδοι, που ακολούθησαν η Τράπεζα και ο Όμιλος, αναφέρονται στις ανέλεγκτες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2005, οι οποίες έχουν αναρτηθεί στο διαδίκτυο.

Αθήνα, 16 Μαΐου 2006

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ
Α.Δ.Τ. Χ 661490	Α.Δ.Τ. Ι 166670	Α.Δ.Τ. Ν 308546	Α.Δ.Τ. Ξ 347245

FINANCIAL INFORMATION OF ALPHA BANK A.E. AND THE GROUP

FOR THE PERIOD FROM JANUARY 1, 2006 TO MARCH 31, 2006

(In accordance with P.D. 360/1985 and decision 17/336/21.4.2005 of the Board of Directors of the Capital Market Commission)

(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank A.E. and the Group. We recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank at www.alpha.gr, where the financial statements prepared in accordance with International Financial Reporting Standards (I.F.R.S) are available together with the auditor's report if required.

BALANCE SHEET	Consolidated		Alpha Bank	
	31.03.2006	31.12.2005	31.03.2006	31.12.2005
ASSETS				
Cash and balances with Central Banks	1,952,243	2,202,382	1,054,607	1,621,172
Due from banks	5,315,853	4,775,229	8,406,447	5,873,393
Securities held for trading	420,814	122,638	429,119	153,587
Derivative financial assets	179,188	138,997	181,261	139,114
Loans and advances to customers	28,068,578	27,356,543	24,874,396	24,201,139
Investment securities				
- Available for sale	7,779,115	7,745,062	7,837,069	7,561,491
Investments in subsidiaries	-	-	1,468,911	1,471,394
Investments in associates	10,610	11,389	10,253	10,585
Investment property	29,528	29,550	43,144	43,245
Property, plant and equipment	935,655	937,973	528,191	529,511
Goodwill and other intangible assets	103,721	107,436	32,090	33,016
Deferred tax assets	229,451	202,519	205,244	177,938
Other assets	311,514	285,258	169,621	143,414
	45,336,278	43,914,976	43,240,353	41,758,997
Non-current assets held for sale	89,774	92,070	89,661	90,249
TOTAL ASSETS	45,426,052	44,007,046	43,330,014	41,849,246
LIABILITIES				
Due to Banks	7,777,607	8,128,599	8,463,506	8,600,366
Derivative financial liabilities	187,317	140,236	187,039	140,632
Due to customers	21,604,631	21,644,804	19,079,072	19,301,646
Debt securities in issue and other borrowed funds	10,719,630	9,192,626	12,191,785	10,885,761
Liabilities for current income tax and other taxes	161,852	128,202	115,989	87,699
Deferred tax liabilities	54,304	23,857	49,769	19,517
Employee defined benefit obligations	574,356	561,746	525,050	513,797
Other liabilities	603,132	743,372	679,777	566,763
Provisions	336,477	317,871	16,785	1,628
	42,219,306	40,881,315	41,308,774	39,897,809
Liabilities related to non-current assets held for sale	-	3,047	-	-
Total Liabilities (a)	42,219,306	40,884,362	41,308,774	39,897,809
EQUITY				
Share Capital	1,456,016	1,456,016	1,456,016	1,456,016
Share premium	125,685	125,685	125,685	125,685
Reserves	316,551	324,297	171,473	220,423
Retained earnings	575,828	506,985	456,192	337,439
Treasury shares	(188,316)	(188,316)	(188,128)	(188,128)
Equity attributable to equity holders of the Bank	2,285,764	2,224,669	2,021,240	1,951,437
Minority interest	51,449	53,069	-	-
Hybrid securities	869,533	844,946	-	-
Total Equity (b)	3,206,746	3,122,684	2,021,240	1,951,437
TOTAL LIABILITIES AND EQUITY (a) + (b)	45,426,052	44,007,046	43,330,014	41,849,246

CASH FLOW STATEMENT FOR THE PERIOD	Consolidated From 1 January to		Alpha Bank From 1 January to	
	31.03.2006	31.03.2005	31.03.2006	31.03.2005
Net cash flows from operating activities (a)	(557,471)	(571,394)	501,810	(981,134)
Net cash flows from investing activities (b)	(80,581)	91,958	(309,287)	456,491
Net cash flows from financing activities (c)	(6,824)	683,540	(51,683)	720,369
Net increase (decrease) in cash and cash equivalents (a)+(b)+(c)	(644,876)	204,104	140,840	195,726
Effect of exchange rate fluctuations on cash and cash equivalents	3,185	5,517	110	225
Total cash flow for the period	(641,691)	209,621	140,950	195,951
Cash and cash equivalents at beginning of the period	5,665,814	5,568,384	5,083,955	5,392,022
Cash and cash equivalents at end of the period	5,024,123	5,778,005	5,224,905	5,587,973

INCOME STATEMENT FOR THE PERIOD	Consolidated From 1 January to		Alpha Bank From 1 January to	
	31.03.2006	31.03.2005	31.03.2006	31.03.2005
Interest and similar income	594,159	415,648	529,369	358,847
Interest expense and similar charges	(251,517)	(135,279)	(252,801)	(130,257)
Net interest income	342,642	280,369	276,568	228,590
Fee and commission income	100,061	84,168	69,491	59,848
Commission expense	(5,434)	(4,924)	(4,100)	(4,476)
Net fee and commission income	94,627	79,244	65,391	55,372
Dividend income	186	131	10,784	54,567
Gains less losses on financial transactions	24,964	14,867	18,102	8,441
Other income	18,861	20,856	2,566	3,473
	44,011	35,854	31,452	66,481
Total income	481,280	395,467	373,431	350,443
Staff costs	(119,534)	(112,063)	(91,174)	(87,483)
General administrative expenses	(81,171)	(69,821)	(58,210)	(53,753)
Depreciation and amortisation expenses	(16,067)	(15,407)	(9,994)	(9,482)
Other expenses	(218)	(290)	(417)	(9)
Total expenses	(216,990)	(197,581)	(159,795)	(150,727)
Impairment losses and provisions to cover credit risk	(64,900)	(65,331)	(57,332)	(56,715)
Share of profit (loss) of associates	(252)	(1,249)	-	-
Profit before tax	199,138	131,306	156,304	143,001
Income tax expense	(47,995)	(29,722)	(37,755)	(19,983)
Profit after tax	151,143	101,584	118,549	123,018
Attributable to equity holders of the Bank	150,666	100,697	-	-
Attributable to minority interests	477	887	-	-
Basic earnings per share (€)	0.53	0.36	0.42	0.44
Diluted earnings per share (€)	0.53	0.36	0.42	0.43

STATEMENT OF CHANGES IN EQUITY FOR THE PERIOD	Consolidated		Alpha Bank	
	31.03.2006	31.03.2005	31.03.2006	31.03.2005
Equity at beginning of the period (1.1.2006 and 1.1.2005 respectively)	3,122,684	2,347,446	1,951,437	1,812,017
Profit for the period after tax	151,143	101,584	118,549	123,018
	3,273,827	2,449,030	2,069,986	1,935,035
Change of participating interests in subsidiaries and new acquisitions	(884)	9,408	-	-
Dividends paid	(1,389)	-	-	-
Net income recognised directly in equity	(50,649)	(5,861)	(50,131)	(10,960)
(Purchases) / disposals of treasury shares and hybrid securities	24,587	(84,419)	-	-
Proceeds from the issue of hybrid securities	-	588,000	-	-
Dividends paid to hybrid securities holders	(39,927)	(3,649)	-	-
Other	1,181	494	1,385	1,120
Equity at end of the period (31.3.2006 and 31.3.2005 respectively)	3,206,746	2,973,003	2,021,240	1,925,195

Additional data and information:

1. Companies included in the consolidated financial statements, other than "ALPHA BANK", as well as the parent's participation directly or indirectly in these as at 31.03.2006 are :

A. Subsidiaries fully consolidated :

No	Company name	Registered office	Participation %
1	Alpha Bank London Ltd	United Kingdom	100.00
2	Alpha Bank Ltd	Cyprus	100.00
3	Alpha Bank Romania S.A.	Romania	99.91
4	Alpha Bank AD Skopje	Fyrom	100.00
5	Alpha Bank Jersey Ltd	Jersey	100.00
6	Jubanka a.d. Beograd	Serbia & Montenegro	99.99
7	Alpha Leasing A.E.	Greece	99.63
8	Alpha Leasing Romania S.A.	Romania	100.00
9	ABC Factors A.E.	Greece	100.00
10	Alpha Asset Finance Ltd	Cyprus	100.00
11	Alpha Asset Finance C.I. Ltd	Jersey	100.00
12	Alpha Finance A.X.E.P.E.Y.	Greece	100.00
13	Alpha Finance US Corporation	U.S.A.	100.00
14	Alpha Finance Romania S.A.	Romania	100.00
15	Alpha Ventures A.E.	Greece	100.00
16	Alpha Equity Fund A.E.	Greece	100.00
17	Alpha AEF European Capital Investments	Holland	100.00
18	Alpha Mutual Fund Management A.E.	Greece	100.00
19	Alpha Asset Management A.E.P.E.Y	Greece	100.00
20	Alpha Private Investment Services A.E.P.E.Y.	Greece	100.00
21	ABL Independent Financial Advisers Ltd	United Kingdom	100.00
22	Alpha Insurance A.E.	Greece	99.57
23	Alpha Insurance Agents A.E.	Greece	100.00
24	Alpha Insurance LTD Cyprus	Cyprus	100.00
25	Alpha Astika Akinita A.E.	Greece	51.24
26	Alpha Group Jersey Ltd	Jersey	100.00
27	Ionian Hotel Enterprises A.E.	Greece	90.90
28	Ionian Holdings A.E.	Greece	100.00
29	Oceanos A.T.O.E.E.	Greece	100.00
30	Alpha Credit Group Plc	United Kingdom	100.00
31	Alpha Bank London Nominees Ltd	United Kingdom	100.00
32	Alpha Trustees Ltd	Cyprus	99.98
33	Alpha Advisory Romania SRL	Romania	100.00
34	Messana Holdings S.A.	Luxembourg	100.00
35	Flagbright Ltd	United Kingdom	100.00
36	Kafe Mezi A.E.	Greece	100.00
37	Evremathea A.E.	Greece	100.00

The companies No 11 and 37 have been consolidated for the first time after 31.03.2006.

B. Joint Ventures consolidated under the proportionate method :

No	Company name	Registered office	Participation %
1	Cardlink A.E.	Greece	50.00
2	APE Fixed Assets A.E.	Greece	60.10
3	APE Commercial Property A.E.	Greece	60.10

The companies No 2 and 3 have been consolidated for the first time after 31.03.2006.

C. Associates accounted for under the equity method :

No	Company name	Registered office	Participation %
1	Evisak A.E.	Greece	27.00
2	Icap A.E.	Greece	26.96
3	Galognosson A.E.	Greece	20.00
4	Propindex A.E.	Greece	22.58
5	AEDEP Thessalias & Sterea Elladas	Greece	50.00
6	A.L.C. Novelle Investments Ltd	Cyprus	33.33
7	Geosynthesis A.E.	Greece	20.00

The company No 7 has been consolidated for the first time after 31.03.2006 due to the absorption of Delta Singular A.E. from the Bank.

2. The Bank has been audited by the tax authorities for all years up to and including December 31, 2002 and the majority of the subsidiaries for all years up to and including December 31, 2000.
3. Within the reporting period ending on 31.03.2006 sold the companies Alpha Insurance Romania S.A., which was fully consolidated and Lesvos Tourist Company A.E., which was accounted for under the equity method.
4. On April 6, 2006 DELTA SINGULAR A.E. merged with the Bank according to the K2-4118 approval of the Ministry of Development. Up to April 6, 2006 the company was accounted for under the equity method.
5. Subsequently to 31.03.2006 Alpha Insurance Brokers A.E. was sold and Alpha Finance Ltd was merged with Alpha Bank Ltd, thus it is not included in the consolidated companies.
6. Lesvos A.E., which was accounted for under the equity method until 31.03.2005, is not accounted for under the same method in the current period, due to decrease in the participation, under 20%.
7. No fixed assets have been pledged.
8. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Group and the Bank.
9. The related parties' transactions of the Group for the period 1.1-31.03.2006 are as follows: a) income € 33 thous. b) expenses € 1,882 thous. The related parties' transactions of the Bank for the period 1.1-31.03.2006 are as follows: a) income € 40,895 thous. b) expenses € 98,048 thous. The balances as at 31.03.2006 arising from the above transactions for the Group are as follows: a) receivables € 4,735 thous. b) liabilities € 12,769 thous. c) letters of guarantee € 1,919 thous. The balances as at 31.03.2006 arising from the above transactions for the Bank are as follows: a) receivables € 2,843,725 thous. b) liabilities € 13,619,874 thous. c) letters of guarantee € 113,014 thous.
10. The total employees of the Group as at March 31, 2006 were 11,631 (31.03.2005 11,365) and the employees of the Bank as at March 31, 2006 were 7,186 (31.03.2005 7,196).
11. The basic accounting principles and methods, applied by the Bank and the Group, are stated in the respective financial statements for the year ended 31.12.2005 and are available at the web site of the Bank.

Athens, May 18, 2006

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	CHIEF GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

ALPHA BANK



ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΟΜΙΛΟΥ ΤΗΣ 31.03.2006

(Σύμφωνα με το Διεθνές Λογιστικό Πρότυπο 34)



ΑΘΗΝΑΙ
16 ΜΑΪΟΥ 2006

Πίνακας περιεχομένων

Ενδιάμεση ενοποιημένη κατάσταση αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.3.2006	31.3.2005
Τόκοι και εξομοιούμενα έσοδα		594.159	415.648
Τόκοι και εξομοιούμενα έξοδα		(251.517)	(135.279)
Καθαρό έσοδο από τόκους	2	342.642	280.369
Έσοδα από αμοιβές και προμήθειες		100.061	84.168
Προμήθειες έξοδα		(5.434)	(4.924)
Καθαρό έσοδο από αμοιβές και προμήθειες	3	94.627	79.244
Έσοδα από μερίσματα	4	186	131
Αποτελέσματα χρηματοοικονομικών πράξεων	5	24.964	14.867
Λοιπά έσοδα	6	18.861	20.856
		44.011	35.854
Σύνολο εσόδων		**481.280**	**395.467**
Αμοιβές και έξοδα προσωπικού	7	(119.534)	(112.063)
Γενικά διοικητικά έξοδα	8	(81.171)	(69.821)
Αποσβέσεις	15,16,17	(16.067)	(15.407)
Λοιπά έξοδα		(218)	(290)
Σύνολο εξόδων		**(216.990)**	**(197.581)**
Ζημίες απομείωσης και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	9	(64.900)	(65.331)
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες	14	(252)	(1.249)
Κέρδη πριν το φόρο		**199.138**	**131.306**
Φόρος εισοδήματος	10	(47.995)	(29.722)
Καθαρά κέρδη μετά το φόρο		**151.143**	**101.584**
Κέρδη αναλογούντα στους μετόχους της Τραπέζης		150.666	100.697
Κέρδη αναλογούντα στους τρίτους		477	887
Καθαρά κέρδη ανά μετοχή:	11		
Βασικά κέρδη ανά μετοχή (€)		0,53	0,36
Προσαρμοσμένα κέρδη ανά μετοχή (€)		0,53	0,36

Οι επισυναπτόμενες σημειώσεις (σελ. 9-32) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεσος ενοποιημένος ισολογισμός

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	31.3.2006	31.12.2005
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε κεντρικές τράπεζες	12	1.952.243	2.202.382
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		5.315.863	4.775.229
Αξιόγραφα χαρτοφυλακίου συναλλαγών		420.814	122.638
Παράγωγα χρηματοοικονομικά μέσα		179.186	138.997
Δάνεια και απαιτήσεις κατά πελατών	13	28.068.578	27.356.543
Αξιόγραφα επενδυτικού χαρτοφυλακίου			
-Διαθέσιμα προς πώληση		7.779.115	7.745.062
Επενδύσεις σε συγγενείς εταιρίες	14	10.610	11.389
Επενδύσεις σε ακίνητα	15	29.528	29.550
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	16	935.655	937.973
Υπεραξία και λοιπά άυλα πάγια	17	103.721	107.436
Αναβαλλόμενες φορολογικές απαιτήσεις	18	229.451	202.519
Λοιπά στοιχεία ενεργητικού		311.514	285.258
		45.336.278	43.914.976
Στοιχεία ενεργητικού προς πώληση	19	89.774	92.070
Σύνολο Ενεργητικού		**45.426.052**	**44.007.046**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα		7.777.607	8.128.599
Παράγωγα χρηματοοικονομικά μέσα		187.317	140.236
Υποχρεώσεις προς πελάτες	20	21.604.631	21.644.804
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	21	10.719.630	9.192.626
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους		161.852	128.202
Αναβαλλόμενες φορολογικές υποχρεώσεις	18	54.304	23.857
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους		574.356	561.748
Λοιπές υποχρεώσεις		803.132	743.372
Προβλέψεις		336.477	317.871
		42.219.306	40.881.315
Υποχρεώσεις που συνδέονται με στοιχεία ενεργητικού προς πώληση		-	3.047
Σύνολο Υποχρεώσεων		**42.219.306**	**40.884.362**
ΚΑΘΑΡΗ ΘΕΣΗ			
Κεφάλαια και αποθεματικά που αναλογούν στους μετόχους της Τραπέζης			
Μετοχικό Κεφάλαιο		1.456.018	1.456.018
Διαφορά από έκδοση μετοχών υπέρ το άρτιο		125.685	125.685
Αποθεματικά		316.551	324.297
Αποτελέσματα εις νέον		575.826	506.985
Ίδιες μετοχές		(188.316)	(188.316)
		2.285.764	**2.224.669**
Δικαιώματα τρίτων		**51.449**	**53.069**
Υβριδικά κεφάλαια	22	**869.533**	**844.946**
Σύνολο Καθαρής Θέσεως		**3.206.746**	**3.122.684**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**45.426.052**	**44.007.046**

Οι επισυναπτόμενες σημειώσεις (σελ. 9-32) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση ενοποιημένη κατάσταση μεταβολών της καθαρής θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Συναλλαγματικές διαφορές μετατροπής	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής θέσεως
Υπόλοιπο 1.1.2005	**1.274.272**	**-**	**360.205**	**4.890**	**366.091**	**(18.873)**	**1.986.585**	**63.508**	**297.353**	**2.347.446**
Μεταβολές στην καθαρή θέση περιόδου 1.1-31.3.2005										
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων			(10.504)				(10.504)			(10.504)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού				5.695			5.695			5.695
Λοιπά					(1.052)		(1.052)			(1.052)
Καθαρό αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση			(10.504)	5.695	(1.052)		(5.861)			(5.861)
Αποτέλεσμα περιόδου					100.697		100.697	887		101.584
Σύνολο αποτελέσματος	-	-	(10.504)	5.695	99.645	-	94.836	887	-	95.723
Έκδοση υβριδικών τίτλων									588.000	588.000
Απόκτηση νέας θυγατρικής και μεταβολή ποσοστού συμμετοχής σε θυγατρικές εταιρίες					(76)		(76)	9.484		9.408
(Αγορές)/πωλήσεις ιδίων μετοχών και υβριδικών τίτλων						44	44		(64.463)	(64.419)
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			494				494			494
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων					(3.649)		(3.649)			(3.649)
Σχηματισμός αποθεματικών			657		(657)		-			-
Υπόλοιπο 31.3.2005	**1.274.272**	**-**	**350.852**	**10.585**	**461.354**	**(18.829)**	**2.078.234**	**73.879**	**820.890**	**2.973.003**

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Συναλλαγματικές διαφορές μετατροπής	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής θέσεως
Υπόλοιπο 1.4.2005	1.274.272	-	350.852	10.585	461.354	(18.829)	2.078.234	73.879	820.890	2.973.003
Μεταβολές στην καθαρή θέση περιόδου 1.4-31.12.2005										
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων			(28.058)				(28.058)			(28.058)
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			(3.982)				(3.982)			(3.982)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού				(7.644)			(7.644)			(7.644)
Λοιπά					199		199			199
Καθαρό αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση			(32.040)	(7.644)	199		(39.485)			(39.485)
Αποτέλεσμα περιόδου					401.477		401.477	2.809		404.286
Σύνολο αποτελέσματος	-	-	(32.040)	(7.644)	401.676	-	361.992	2.809		364.801
Απορρόφηση της Δέλτα Singular Α.Ε.Π.	23.449	125.685					149.134			149.134
Κεφαλαιοποίηση αποθεματικού για στρογγυλοποίηση της ονομαστικής αξίας της μετοχής σε € 5,35	562				(562)		-			-
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξία της μετοχής σε € 5	157.735				(157.735)		-			-
Απόκτηση νέας θυγατρικής και μεταβολή ποσοστών συμμετοχής σε υφιστάμενες θυγατρικές					(12.725)		(12.725)	(22.135)		(34.860)
(Αγορές)/πωλήσεις ιδίων μετοχών και υβριδικών τίτλων						(169.487)	(169.487)		24.056	(145.431)
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			1.751				1.751			1.751
Πληρωμή μερισμάτων στους κοινούς μετόχους και στους μετόχους μειοψηφίας					(174.064)		(174.064)	(1.484)		(175.548)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων					(10.166)		(10.166)			(10.166)
Σχηματισμός αποθεματικών			793		(793)		-			-
Υπόλοιπο 31.12.2005	1.456.018	125.685	321.356	2.941	506.985	(188.316)	2.224.669	53.069	844.946	3.122.684

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Συναλλαγματικές διαφορές μετατροπής	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής θέσεως
Υπόλοιπο 1.1.2006	**1.456.018**	**125.685**	**321.356**	**2.941**	**506.985**	**(188.316)**	**2.224.669**	**53.069**	**844.946**	**3.122.684**
Μεταβολές στην καθαρή θέση περιόδου 1.1-31.3.2006										
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων			(53.605)				(53.605)			(53.605)
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθέσιμων προς πώληση αξιογράφων			3.851				3.851			3.851
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού				3.185			3.185			3.185
Λοιπά					(4.080)		(4.080)			(4.080)
Καθαρό αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση			(49.754)	3.185	(4.080)		(50.649)			(50.649)
Αποτέλεσμα περιόδου					150.666		150.666	477		151.143
Σύνολο αποτελέσματος	-	-	(49.754)	3.185	146.586		100.017	477		100.494
Μεταβολή ποσοστού συμμετοχής σε θυγατρικές εταιρίες					(176)		(176)	(708)		(884)
(Αγορές)/πωλήσεις ιδίων μετοχών και υβριδικών τίτλων									24.587	24.587
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			1.181				1.181			1.181
Πληρωμή μερισμάτων στους κοινούς μετόχους και στους μετόχους μειοψηφίας								(1.389)		(1.389)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων					(39.927)		(39.927)			(39.927)
Σχηματισμός αποθεματικών			37.642		(37.642)		-			-
Υπόλοιπο 31.3.2006	**1.456.018**	**125.685**	**310.425**	**6.126**	**575.826**	**(188.316)**	**2.285.764**	**51.449**	**869.533**	**3.206.746**

Οι επισυναπτόμενες σημειώσεις (σελ. 9-32) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση ενοποιημένη κατάσταση ταμειακών ροών

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.3.2006	31.3.2005
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη προ φόρων		199.138	131.306
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσώματων παγίων	15,16	11.288	11.121
Αποσβέσεις αϋλων παγίων	17	4.779	4.286
Απομειώσεις δανείων και προβλέψεις		68.540	66.489
Κέρδη (ζημίες) από επενδυτικές δραστηριότητες		(13.518)	(4.383)
Κέρδη (ζημίες) από χρηματοδοτικές δραστηριότητες		44.215	5.592
Αναλογία κερδών (ζημιών) από συγγενείς επιχειρήσεις	14	252	1.249
		314.694	215.660
Καθαρή (αύξηση) μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		(931.944)	591.907
Αξιογράφων χαρτοφυλακίου συναλλαγών και παραγώγων Ενεργητικού		(338.365)	(1.005.145)
Δανείων και απαιτήσεων κατά πελατών		(777.089)	(875.859)
Λοιπών στοιχείων Ενεργητικού		(23.959)	(16.829)
Καθαρή αύξηση (μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες			
Υποχρεώσεων σε πιστωτικά ιδρύματα		(350.992)	391.760
Υποχρεώσεων από παράγωγα		47.081	(23.916)
Υποχρεώσεων σε πελάτες		1.472.464	31.256
Λοιπών Υποχρεώσεων		56.826	127.499
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		(531.284)	(563.667)
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(26.187)	(7.727)
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες		**(557.471)**	**(571.394)**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε θυγατρικές και συγγενείς εταιρίες		(992)	(117.093)
Διάθεση συμμετοχών σε θυγατρικές και συγγενείς εταιρίες		2.523	-
Εισπραχθέντα μερίσματα	4	186	131
Αγορές παγίων	15,16,17	(11.929)	(11.605)
Πωλήσεις παγίων		809	320
Καθαρή (αύξηση) μείωση επενδύσεων σε χρεόγραφα		(71.178)	220.205
Καθαρές ταμειακές ροές από επενδυτικές δραστηριότητες		**(80.581)**	**91.958**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
Πληρωθέντα μερίσματα		(1.563)	-
Έκδοση δανείων		14.367	173.070
Αποπληρωμή δανείων		(6.856)	(5.591)
Έκδοση υβριδικών τίτλων		24.587	519.496
Πληρωθέντα μερίσματα υβριδικών τίτλων		(37.359)	(3.435)
Καθαρές ταμειακές ροές από χρηματοδοτικές δραστηριότητες		**(6.824)**	**683.540**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		3.185	5.517
Καθαρή αύξηση (μείωση) ταμειακών ροών		**(641.691)**	**209.621**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της περιόδου	12	**5.665.814**	**5.568.384**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της περιόδου	12	**5.024.123**	**5.778.005**

Οι επισυναπτόμενες σημειώσεις (σελ. 9-32) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Γενικές πληροφορίες

Ο Όμιλος της ALPHA BANK περιλαμβάνει εταιρίες, τόσο στην Ελλάδα όσο και στο εξωτερικό, οι οποίες παρέχουν υπηρεσίες όπως:

- Τραπεζικές
- Χρηματοδοτικές
- Χρηματοοικονομικών υπηρεσιών
- Επενδύσεων
- Ασφαλίσεων
- Κτηματικές
- Ξενοδοχειακές

Ιθύνουσα ή μητρική εταιρία του Ομίλου είναι η ALPHA ΤΡΑΠΕΖΑ Α.Ε., η οποία λειτουργεί με τον διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της, έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης είναι η διενέργεια όλων των τραπεζικών εργασιών στην Ελλάδα και το εξωτερικό κατά τις εκάστοτε ισχύουσες διατάξεις και περιγράφεται στο άρθρο 4 του Καταστατικού της.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19 Απριλίου 2005, λήγει το 2010 και η σύνθεσή του έχει ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)

Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Μέλος)

Ανδρέας Λ. Κανελλόπουλος

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ

Μαρίνος Σ. Γιαννόπουλος (CFO)

Σπύρος Ν. Φιλάρετος

Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

Γιώργος Ε. Αγουρίδης*

Σοφία Γ. Ελευθερουδάκη

Παύλος Γ. Καρακώστας*

Ιωάννης Κ. Λύρας** (από 18.4.2006 ανεξάρτητο μη εκτελεστικό μέλος)

Νικόλαος Ι. Μάνεσης**

Μηνάς Γ. Τάνες*

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ

Παύλος Α. Αποστολίδης**

Θάνος Μ. Βερέμης

ΓΡΑΜΜΑΤΕΥΣ

Έκτωρ Π. Βερύκιος

* Μέλος της Ελεγκτικής Επιτροπής
** Μέλος της Επιτροπής Αποδοχών Διοικήσεως

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων του Ομίλου είναι οι:

Τακτικοί:	Μάριος Τ. Κυριάκου
	Νικόλαος Ε. Βουνισέας
Αναπληρωματικοί:	Γαρυφαλιά Β. Σπυριούνη
	Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925. Την 31η Μαρτίου 2006 ήταν η πέμπτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει και στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες ευρωπαϊκές εταιρίες.
Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), ενώ διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).
Το σύνολο των μετοχών σε κυκλοφορία, ανήρχετο την 31.3.2006 σε 291.203.608 τεμάχια.
Η συνεχιζόμενη ανάπτυξη των εργασιών της Τραπέζης και η διαχρονικά συνεπής μερισματική απόδοση της μετοχής συμβάλλουν στην προσέλκυση εγχώριων και ξένων επενδυτών, διαμορφώνοντας την εμπορευσιμότητα της μετοχής, για το πρώτο τρίμηνο του 2006, σε 1.000.000 τεμάχια, κατά μέσο όρο περίπου, ανά συνεδρίαση.

Η πιστοληπτική διαβάθμιση της Τραπέζης διατηρείται σε υψηλά για την ευρωπαϊκή συγκυρία επίπεδα (Standard & Poor's: BBB+, Moody's: A3, Fitch Ratings: A-), αντανακλά δε την δυναμική των μεγεθών και των εργασιών της και συνηγορεί υπέρ της θετικής χρηματιστηριακής προοπτικής της μετοχής της.

Οι παρούσες οικονομικές καταστάσεις έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 16ης Μαΐου 2006.

Σημειώσεις επί των ενοποιημένων οικονομικών καταστάσεων

Ακολουθούμενες λογιστικές αρχές

1. Βάση παρουσίασης

Ο Όμιλος κατήρτισε τις συνοπτικές ενδιάμεσες οικονομικές καταστάσεις της 31.3.2006 σύμφωνα με το Διεθνές Λογιστικό Πρότυπο (ΔΛΠ) 34, περί ενδιάμεσων οικονομικών καταστάσεων.

Οι λογιστικές αρχές που ακολούθησε ο Όμιλος, για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων της 31.3.2006, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες ενοποιημένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2005.

Τα ποσά που περιλαμβάνονται στις οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι ανωτέρω οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία ενεργητικού και υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:
- Αξιόγραφα χαρτοφυλακίου συναλλαγών
- Παράγωγα χρηματοοικονομικά μέσα
- Επενδύσεις και αξιόγραφα διαθέσιμα προς πώληση

Η υιοθέτηση από την Ευρωπαϊκή Ένωση, μέχρι την 31.12.2006, προτύπων και διερμηνειών ή τροποποιήσεων αυτών, που πιθανόν να εκδοθούν εντός του έτους από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (I.A.S.B.) και η εφαρμογή τους θα είναι υποχρεωτική ή προαιρετική για περιόδους που αρχίζουν μετά την 1.1.2006, ενδέχεται να επηρεάσει αναδρομικά, τις περιόδους που καλύπτονται από αυτές τις ενδιάμεσες οικονομικές καταστάσεις.

Αποτελέσματα

2. Καθαρό έσοδο από τόκους

	Από 1 Ιανουαρίου έως	
	31.3.2006	31.3.2005
Από απαιτήσεις κατά πιστωτικών ιδρυμάτων	26.060	39.169
Από επενδύσεις σε χρεόγραφα	61.044	20.501
Από δάνεια και απαιτήσεις κατά πελατών	445.556	351.495
Από υποχρεώσεις προς πιστωτικά ιδρύματα	(37.520)	(14.041)
Από υποχρεώσεις προς πελάτες	(75.236)	(60.580)
Από ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	(68.722)	(41.512)
Λοιποί	(8.540)	(14.663)
Σύνολο	**342.642**	**280.369**

3. Καθαρό έσοδο από αμοιβές και προμήθειες

	Από 1 Ιανουαρίου έως	
	31.3.2006	31.3.2005
Χορηγήσεων	12.201	11.350
Εγγυητικών επιστολών	9.376	8.471
Εισαγωγών-εξαγωγών	5.072	4.725
Πιστωτικών καρτών	8.658	8.326
Συναλλαγών	20.361	18.331
Αμοιβαίων κεφαλαίων	17.355	11.843
Συμβουλευτικών υπηρεσιών και αγοραπωλησίας χρεογράφων	2.269	2.736
Λοιπές	19.335	13.462
Σύνολο	**94.627**	**79.244**

4. Έσοδα από μερίσματα

	Από 1 Ιανουαρίου έως	
	31.3.2006	31.3.2005
Μετοχών διαθεσίμων προς πώληση	186	131
Σύνολο	**186**	**131**

5. Αποτελέσματα χρηματοοικονομικών πράξεων

	Από 1 Ιανουαρίου έως	
	31.3.2006	31.3.2005
Από συναλλαγματικές διαφορές	12.584	3.558
Από χρεόγραφα εμπορικού χαρτοφυλακίου	(519)	321
Από χρεόγραφα διαθέσιμα προς πώληση	12.850	4.252
Από λοιπά χρηματοοικονομικά μέσα	49	6.736
Σύνολο	24.964	14.867

6. Λοιπά έσοδα

	Από 1 Ιανουαρίου έως	
	31.3.2006	31.3.2005
Από ασφαλιστικές δραστηριότητες	6.670	9.116
Από ξενοδοχειακές δραστηριότητες	8.896	7.804
Από ενοίκια λειτουργικής μίσθωσης	1.105	671
Από πώληση παγίων	150	398
Λοιπά	2.040	2.867
Σύνολο	18.861	20.856

Ειδικότερα τα έσοδα από ασφαλιστικές δραστηριότητες αναλύονται ως εξής:

	Από 1 Ιανουαρίου έως	
	31.3.2006	31.3.2005
Γενικές Ασφαλίσεις		
Ασφάλιστρα και άλλα συναφή έσοδα	23.161	24.894
Μείον:		
Αντασφάλιστρα	(8.889)	(10.144)
Προμήθειες παραγωγής	(1.377)	(1.638)
Αποζημιώσεις ασφαλισμένων	(9.578)	(9.505)
Καλυπτόμενες αποζημιώσεις από αντασφαλιστές	3.319	3.643
Αποτέλεσμα από γενικές ασφαλίσεις	6.636	7.250
Ασφαλίσεις Ζωής		
Ασφάλιστρα και άλλα συναφή έσοδα	15.773	18.605
Μείον:		
Αντασφάλιστρα	(1.052)	(1.153)
Προμήθειες παραγωγής	(2.603)	(2.749)
Αποζημιώσεις ασφαλισμένων	(12.445)	(12.902)
Καλυπτόμενες αποζημιώσεις από αντασφαλιστές	361	65
Αποτέλεσμα από ασφαλίσεις ζωής	34	1.866
Σύνολο	6.670	9.116

7. Αμοιβές και έξοδα προσωπικού

	Από 1 Ιανουαρίου έως	
	31.3.2006	31.3.2005
Μισθοί και ημερομίσθια	77.529	72.464
Εισφορές κοινωνικής ασφάλισης	22.813	21.436
Έξοδα προγραμμάτων καθορισμένων παροχών	13.227	11.472
Λοιπές επιβαρύνσεις	5.965	6.691
Σύνολο	**119.534**	**112.063**

8. Γενικά διοικητικά έξοδα

	Από 1 Ιανουαρίου έως	
	31.3.2006	31.3.2005
Λειτουργικές μισθώσεις κτηρίων	6.873	6.037
Ενοίκια-συντηρήσεις μηχανογραφικού εξοπλισμού	4.972	4.887
Δαπάνες μηχανογραφήσεως	8.693	7.254
Έξοδα προβολής και διαφημίσεως	6.932	4.423
Τηλεφωνικά-ταχυδρομικά	5.725	5.236
Αμοιβές τρίτων	6.419	5.335
Παροχή οικονομικών πληροφοριών από τρίτους	1.758	1.793
Εισφορά στο Ταμείο Εγγυήσεως Καταθέσεων	2.883	2.632
Υλικά γραφείου	1.726	1.204
Δαπάνες ηλεκτρικής ενέργειας	1.806	1.519
Αμοιβές τρίτων για εξεύρεση πελατείας	2.544	692
Λοιπά γενικά έξοδα διοικήσεως	22.086	21.058
Φόροι	8.754	7.751
Σύνολο	**81.171**	**69.821**

9. Ζημίες απομείωσης και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως	
	31.3.2006	31.3.2005
Ζημίες απομείωσης δανείων και απαιτήσεων κατά πελατών	50.699	66.320
Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία	14.946	-
Εισπράξεις από διαγραφείσες απαιτήσεις	(745)	(989)
Σύνολο	**64.900**	**65.331**

10. Φόρος εισοδήματος

	Από 1 Ιανουαρίου έως	
	31.3.2006	31.3.2005
Τρέχων Φόρος	44.591	26.272
Αναβαλλόμενος	3.404	3.450
Σύνολο φόρου εισοδήματος	**47.995**	**29.722**

Ο αναβαλλόμενος φόρος στην Κατάσταση Αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως	
	31.3.2006	31.3.2005
Αποσβέσεις παγίων περιουσιακών στοιχείων	2.374	2.741
Δάνεια και απαιτήσεις	(8.270)	(1.363)
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	184	796
Αποτίμηση παραγώγων	7.673	(8.143)
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	30	688
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	2.421	8.648
Μεταφερόμενες φορολογικές ζημίες προς συμψηφισμό	(436)	(236)
Λοιπές προσωρινές διαφορές	(572)	319
Σύνολο	**3.404**	**3.450**

11. Καθαρά κέρδη ανά μετοχή

Βασικά κέρδη ανά μετοχή:

Τα βασικά κέρδη ανά μετοχή προκύπτουν από τη διαίρεση των κερδών μετά το φόρο, που αναλογούν στους Μετόχους της Τραπέζης, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών της Τραπέζης κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από τον Όμιλο, κοινών μετοχών της Τραπέζης, κατά την ανωτέρω περίοδο.

	Από 1 Ιανουαρίου έως	
	31.3.2006	31.3.2005
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης (σε € χιλ.)	150.666	100.697
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	282.797.938	282.718.398
Βασικά κέρδη ανά μετοχή (σε € ανά μετοχή)	0,53	0,36

Προσαρμοσμένα κέρδη ανά μετοχή:

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών της Τραπέζης κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές.
Η Τράπεζα διαθέτει μετοχές αυτής της κατηγορίας, οι οποίες προκύπτουν από πρόγραμμα χορηγήσεως δικαιωμάτων προαιρέσεως (stock options) σε στελέχη της και σε στελέχη εταιριών του Ομίλου. Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό των μετοχών που θα μπορούσαν να αποκτηθούν στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή εξασκήσεως του δικαιώματος που συνοδεύει το δικαίωμα προαιρέσεως. Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προκύψει εάν το σύνολο των δικαιωμάτων προαιρέσεως εξασκείτο.

	Από 1 Ιανουαρίου έως	
	31.3.2006	31.3.2005
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης (σε € χιλ.)	150.666	100.697
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	282.797.938	282.718.398
Προσαρμογή για δικαιώματα προαιρέσεως	676.041	307.744
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	283.473.979	283.026.142
Προσαρμοσμένα κέρδη ανά μετοχή (σε € ανά μετοχή)	0,53	0,36

Τόσο τα βασικά όσο και τα προσαρμοσμένα κέρδη ανά μετοχή, της περιόδου 1.1-31.3.2005, έχουν αναμορφωθεί σε σχέση με τα δημοσιευθέντα για να καταστούν συγκρίσιμα, λόγω της δωρεάν διανομής μετοχών από κεφαλαιοποίηση αποθεματικού που έγινε την 9.5.2005, σύμφωνα με απόφαση της Τακτικής Γενικής Συνελεύσεως της 19.4.2005.

Ενεργητικό

12. Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες

	31.3.2006	31.12.2005
Ταμείο	207.030	305.144
Επιταγές εισπρακτέες	45.485	53.727
Διαθέσιμα σε Κεντρικές Τράπεζες	1.699.728	1.843.511
Σύνολο	**1.952.243**	**2.202.382**
Εκ των οποίων, δεσμευμένες καταθέσεις σε Κεντρικές Τράπεζες:	886.621	1.202.541

Ταμείο και ταμειακά ισοδύναμα όπως εμφανίζονται στην κατάσταση ταμειακών ροών

	31.3.2006	31.12.2005
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.065.622	999.841
Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse Repos)	1.634.001	2.148.476
Βραχυπρόθεσμες τοποθετήσεις σε άλλες τράπεζες	2.324.500	2.517.497
Σύνολο	**5.024.123**	**5.665.814**

Το ταμείο και ταμειακά ισοδύναμα, που εμφανίζονται στην κατάσταση ταμειακών ροών, της περιόδου 1.1-31.3.2005, έχουν αναμορφωθεί σε σχέση με τα δημοσιευθέντα για να καταστούν συγκρίσιμα με τα αντίστοιχα της περιόδου 1.1-31.3.2006.
Η αναμόρφωση αφορά τον μη υπολογισμό, στα ταμειακά ισοδύναμα, των δεσμευμένων καταθέσεων σε Κεντρικές Τράπεζες.

13. Δάνεια και απαιτήσεις κατά πελατών

	31.3.2006	31.12.2005
Ιδιώτες:		
Στεγαστικά	7.319.720	6.937.685
Καταναλωτικά	2.197.047	2.029.704
Πιστωτικές κάρτες	898.579	883.605
Λοιπά δάνεια	193.704	193.181
Λοιπές απαιτήσεις	36.708	189.918
Εταιρίες:		
Επιχειρηματικά δάνεια	17.025.294	16.728.566
Leasing	855.516	843.011
Factoring	287.923	386.600
Λοιπές απαιτήσεις	267.000	112.306
Απαιτήσεις από ασφαλιστικές και αντασφαλιστικές δραστηριότητες	92.501	92.327
	29.173.992	28.396.903
Συσσωρευμένες απομειώσεις	(1.105.414)*	(1.040.360)
Σύνολο	**28.068.578**	**27.356.543**

* Επιπλέον των συσσωρευμένων απομειώσεων δανείων και απαιτήσεων, έχει σχηματισθεί πρόβλεψη για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία ύψους € 14.946. Έτσι το συνολικό ποσό για την κάλυψη του πιστωτικού κινδύνου ανέρχεται σε € 1.120.360.

Οι απαιτήσεις από χρηματοδοτικές μισθώσεις αναλύονται, κατά διάρκεια, ως εξής:

	31.3.2006	31.12.2005
Έως ένα (1) έτος	310.354	299.764
Από ένα (1) έτος έως και πέντε (5) έτη	422.825	411.707
Πέραν των πέντε (5) ετών	330.906	331.601
	1.064.085	1.043.072
Μη δεδουλευμένα έσοδα από χρηματοδοτικές μισθώσεις	(208.569)	(200.061)
Σύνολο	**855.516**	**843.011**

Το καθαρό ποσό των απαιτήσεων από χρηματοδοτικές μισθώσεις αναλύεται, κατά διάρκεια, ως εξής:

	31.3.2006	31.12.2005
Έως ένα (1) έτος	268.561	260.462
Από ένα (1) έτος έως και πέντε (5) έτη	327.387	320.666
Πέραν των πέντε (5) ετών	259.568	261.883
Σύνολο	**855.516**	**843.011**

Συσσωρευμένες απομειώσεις

Υπόλοιπο 1.1.2005	**757.951**
Προβλέψεις από εξαγορά Jubanka	59.654
Συναλλαγματικές διαφορές	(2.096)
Ζημίες απομειώσεως περιόδου (σημ. 9)	66.320
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(6.355)
Υπόλοιπο 31.3.2005	**875.474**
Συναλλαγματικές διαφορές	4.246
Ζημίες απομειώσεως περιόδου	195.378
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(42.304)
Προβλέψεις από απορρόφηση της Δέλτα Singular Α.Ε.Π.	7.566
Υπόλοιπο 31.12.2005	**1.040.360**
Μεταβολή της παρούσας αξίας των ζημιών απομείωσης	16.370
Συναλλαγματικές διαφορές	(667)
Ζημίες απομειώσεως περιόδου (σημ. 9)	50.699
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(1.348)
Υπόλοιπο 31.3.2006	**1.105.414**

14. Επενδύσεις σε συγγενείς εταιρίες

	1.1-31.3.2006	1.1-31.12.2005
Υπόλοιπο αρχής περιόδου	11.389	107.363
Αγορές	104	837
Μερίσματα εισπραχθέντα		(163)
Πώληση Τουριστικής Εταιρίας Λέσβου Α.Ε.	(631)	-
Συγχώνευση Δέλτα Singular Α.Ε.Π.	-	(96.524)
Απομειώσεις αξίας	(32)	(105)
Αναλογία στα κέρδη (ζημίες)	(220)	(19)
Υπόλοιπο τέλους περιόδου	**10.610**	**11.389**

Κατά το πρώτο τρίμηνο 2006 απομειώθηκε η αξία της συμμετοχής της Τραπέζης στην εταιρία Εβισάκ Α.Ε. κατά € 32, καθότι η ανακτήσιμη αξία υπολείπετο κατά το ανωτέρω ποσό της λογιστικής της αξίας.

Οι συγγενείς εταιρίες του Ομίλου είναι οι εξής:

	Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου % 31.3.2006	31.12.2005
α.	Τουριστική Εταιρία Λέσβου Α.Ε. *	Ελλάδα	-	24,99
β.	Εβισάκ Α.Ε.	Ελλάδα	27,00	27,00
Γ.	Icap A.E.	Ελλάδα	26,96	26,96
Δ.	Γαιογνώμων Α.Ε.	Ελλάδα	20,00	20,00
Ε.	Propindex A.E. **	Ελλάδα	13,83	13,82
στ.	ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος ***	Ελλάδα	50,00	50,00
Ζ.	A.L.C. Novelle Investments Ltd	Κύπρος	33,33	33,33
Η.	Geosynthesis A.E.	Ελλάδα	20,00	20,00

* Η Τουριστική Εταιρία Λέσβου Α.Ε. πωλήθηκε εντός του πρώτου τριμήνου του 2006 (σημείωση 28, παράγραφος γ).

** Στην εταιρία συμμετέχει με ποσοστό 22,58% η θυγατρική εταιρία της Τραπέζης Alpha Αστικά Ακίνητα Α.Ε.

*** Η εταιρία είναι μη κερδοσκοπικού χαρακτήρα.

Κατωτέρω αναλύεται η αναλογία του Ομίλου επί των κερδών/ζημιών εκάστης συγγενούς εταιρίας.

	Επωνυμία εταιρίας	Ίδια κεφάλαια (σε χιλ. €)	Αποτέλεσμα περιόδου μετά από φόρους	Σύνολο (σε χιλ. €)	Αναλογία κερδών/ζημιών 31.3.2006	Απομειώσεις	Σύνολο κερδών/ζημιών 31.3.2006
α.	Εβισάκ Α.Ε.	2.727	-	2.727	-	(32)	(32)
β.	Icap A.E.	18.802	426	19.228	113	-	113
γ.	Γαιογνώμων Α.Ε.	1.224	-	1.224	-	-	-
δ.	Propindex A.E.	61	(1)	60	-	-	-
ε.	ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος	147	-	147	-	-	-
στ.	A.L.C. Novelle Investments Ltd	15.783	(186)	15.597	(333)	-	(333)
ζ.	Geosynthesis A.E.	85	-	85	-	-	-
	Σύνολο	**38.829**	**239**	**39.068**	**(220)**	**(32)**	**(252)**

15. Επενδύσεις σε ακίνητα

	Οικόπεδα-Κτήρια
Υπόλοιπα την 1.1.2005	
Αξία κτήσεως	30.309
Συσσωρευμένες αποσβέσεις	(2.950)
Αναπόσβεστη αξία 1.1.2005	27.359
1.1.2005-31.3.2005	
Αναπόσβεστη αξία 1.1.2005	27.359
Ακίνητα από εξαγορά Jubanka a.d. Beograd	467
Προσθήκες	1
Αποσβέσεις περιόδου	(80)
Αναπόσβεστη αξία 31.3.2005	27.747
Υπόλοιπα την 31.3.2005	
Αξία κτήσεως	30.869
Συσσωρευμένες αποσβέσεις	(3.122)

	Οικόπεδα-Κτήρια
1.4.2005-31.12.2005	
Αναπόσβεστη αξία 1.4.2005	27.747
Συναλλαγματικές διαφορές	(463)
Προσθήκες	79
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π.	36.546
Συσσωρευμένες αποσβέσεις από απορρόφηση της Δέλτα Singular Α.Ε.Π.	(2.940)
Διαθέσεις	(6)
α) Αξία κτήσεως	(6)
β) Αποσβεσμένα	-
Μεταφορά σε «Πάγια προς πώληση»	(33.463)
α) Αξία κτήσεως	(36.591)
β) Αποσβεσμένα	3.128
Μεταφορά από «Ιδιοχρησιμοποιούμενα ενσώματα πάγια»	2.519
α) Αξία κτήσεως	3.168
β) Αποσβεσμένα	(649)
Αποσβέσεις περιόδου	(469)
Αναπόσβεστη αξία την 31.12.2005	29.550
Υπόλοιπα την 31.12.2005	
Αξία κτήσεως	33.061
Συσσωρευμένες αποσβέσεις	(3.511)
1.1.2006-31.3.2006	
Αναπόσβεστη αξία 1.1.2006	29.550
Συναλλαγματικές διαφορές	(8)
Μεταφορά από «Ιδιοχρησιμοποιούμενα ενσώματα πάγια»	75
α) Αξία κτήσεως	75
β) Αποσβεσμένα	-
Αποσβέσεις περιόδου	(89)
Αναπόσβεστη αξία την 31.3.2006	29.528
Υπόλοιπα την 31.3.2006	
Αξία κτήσεως	33.126
Συσσωρευμένες αποσβέσεις	(3.598)

16. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα-Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 1.1.2005				
Αξία κτήσεως	1.050.081	10.219	301.509	1.361.809
Συσσωρευμένες αποσβέσεις	(197.739)	(8.699)	(238.604)	(445.042)
Αναπόσβεστη αξία 1.1.2005	852.342	1.520	62.905	916.767
1.1.2005-31.3.2005				
Αναπόσβεστη αξία 1.1.2005	852.342	1.520	62.905	916.767
Προσθήκες από εταιρίες που ενοποιούνται για πρώτη φορά-εξαγορά Jubanka a.d. Beograd	26.384	-	6.348	32.732
Συναλλαγματικές διαφορές	270	3	46	319
Προσθήκες	2.011	177	7.440	9.628
Διαθέσεις	(132)	-	(184)	(316)
α) Αξία κτήσεως	(458)	-	(2.822)	(3.280)
β) Αποσβεσμένα	326	-	2.638	2.964
Αποσβέσεις περιόδου	(5.027)	(71)	(5.943)	(11.041)
Αναπόσβεστη αξία 31.3.2005	875.848	1.629	70.612	948.089

	Οικόπεδα-Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 31.3.2005				
Αξία κτήσεως	1.082.821	10.418	320.331	1.413.570
Συσσωρευμένες αποσβέσεις	(206.973)	(8.789)	(249.719)	(465.481)
1.4.2005-31.12.2005				
Αναπόσβεστη αξία 1.1.2005	875.848	1.629	70.612	948.089
Προσθήκες	10.395	167	19.167	29.729
Συναλλαγματικές διαφορές	1.884	91	629	2.604
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π.	-	800	2.093	2.893
Συσσωρευμένες αποσβέσεις από απορρόφηση της Δέλτα Singular Α.Ε.Π.	-	(270)	(1.902)	(2.172)
Διαθέσεις	(7.816)	0	(940)	(8.756)
α) Αξία κτήσεως	(11.232)	(130)	(8.023)	(19.385)
β) Αποσβεσμένα	3.416	130	7.083	10.629
Μεταφορά από «Πάγια προς πώληση»	1.703	-	-	1.703
α) Αξία κτήσεως	1.928	-	-	1.928
β) Αποσβεσμένα	(225)	-	-	(225)
Μεταφορά από «Οικόπεδα-Κτήρια και Εξοπλισμό Leasing» σε «Κινητό εξοπλισμό»	(5)	0	5	0
α) Αξία κτήσεως	(319)	(7.996)	8.315	0
β) Αποσβεσμένα	314	7.996	(8.310)	0
Μεταφορά σε «Στοιχεία ενεργητικού προς πώληση» (Alpha Insurance Romania S.A.)	-	-	(28)	(28)
α) Αξία κτήσεως	-	-	(146)	(146)
β) Αποσβεσμένα	-	-	118	118
Μεταφορά σε «Επενδύσεις σε ακίνητα»	(2.519)	-	-	(2.519)
α) Αξία κτήσεως	(3.168)	-	-	(3.168)
Β) Αποσβεσμένα	649	-	-	649
Αποσβέσεις περιόδου	(15.114)	(510)	(17.946)	(33.570)
Αναπόσβεστη αξία 31.12.2005	864.376	1.907	71.690	937.973
Υπόλοιπα την 31.12.2005				
Αξία κτήσεως	1.076.377	3.347	342.984	1.422.708
Συσσωρευμένες αποσβέσεις	(212.001)	(1.440)	(271.294)	(484.735)
1.1.2006-31.3.2006				
Αναπόσβεστη αξία 1.1.2006	864.376	1.907	71.690	937.973
Προσθήκες	4.024	204	5.289	9.517
Συναλλαγματικές διαφορές	(30)	70	90	130
Διαθέσεις	(425)	-	(234)	(659)
α) Αξία κτήσεως	(547)	-	(1.282)	(1.829)
β) Αποσβεσμένα	122	-	1.048	1.170
Μεταφορά από «Οικόπεδα-Κτήρια» σε «Επενδύσεις σε ακίνητα»	(75)	-	-	(75)
α) Αξία κτήσεως	(75)	-	-	(75)
β) Αποσβεσμένα	-	-	-	0
Μεταφορά από «Εξοπλισμό Leasing» σε «Λοιπό εξοπλισμό»	-	0	0	0
α) Αξία κτήσεως	-	(68)	68	0
β) Αποσβεσμένα	-	68	(68)	0
Μεταφορά από «Λοιπό εξοπλισμό» σε «Έξοδα λογισμικού»	-	-	(32)	(32)
α) Αξία κτήσεως	-	-	(283)	(283)
β) Αποσβεσμένα	-	-	251	251
Αποσβέσεις περιόδου	(4.954)	(132)	(6.113)	(11.199)
Αναπόσβεστη αξία 31.3.2006	862.916	2.049	70.690	935.655

	Οικόπεδα-Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 31.3.2006				
Αξία κτήσεως	1.079.685	3.571	346.662	1.429.918
Συσσωρευμένες αποσβέσεις	(216.769)	(1.522)	(275.972)	(494.263)

17. Υπεραξία και λοιπά άυλα πάγια

	Υπεραξία	Λοιπά άυλα	Έξοδα λογισμικού	Σύνολα
Υπόλοιπα την 1.1.2005				
Αξία κτήσεως			108.799	108.799
Συσσωρευμένες αποσβέσεις			(77.938)	(77.938)
Αναπόσβεστη αξία 1.1.2005			30.861	30.861
1.1.2005-31.3.2005				
Αναπόσβεστη αξία 1.1.2005			30.861	30.861
Συναλλαγματικές διαφορές		434	106	540
Προσθήκες			1.316	1.316
Προσθήκες από εταιρίες που ενοποιούνται πρώτη φορά στη χρήση	57.420	18.572	660	76.652
Αξία κτήσεως	57.420	18.572	660	76.652
Διαθέσεις			(3)	(3)
α) Αξία κτήσεως			(6)	(6)
β) Αποσβεσμένα			3	3
Αποσβέσεις περιόδου		(615)	(3.671)	(4.286)
Αναπόσβεστη αξία 31.3.2005	57.420	18.391	29.269	105.080
Υπόλοιπα την 31.3.2005				
Αξία κτήσεως	57.420	19.006	110.986	187.412
Συσσωρευμένες αποσβέσεις		(615)	(81.717)	(82.332)
1.4.2005-31.12.2005				
Αναπόσβεστη αξία 1.4.2005	57.420	18.391	29.269	105.080
Συναλλαγματικές διαφορές	(3.648)	(1.533)	(401)	(5.582)
Προσθήκες			20.285	20.285
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π.			620	620
Συσσωρευμένες αποσβέσεις από απορρόφηση της Δέλτα Singular Α.Ε.Π.			(381)	(381)
Προσθήκες από εταιρίες που ενοποιούνται για πρώτη φορά στη χρήση	250		258	508
α) Αξία κτήσεως	250		258	508
β) Συναλλαγματικές διαφορές	-		-	0
Διαθέσεις			(10)	(10)
α) Αξία κτήσεως			(1.294)	(1.294)
β) Αποσβεσμένα			1.284	1.284
Μεταφορά σε «Στοιχεία ενεργητικού προς πώληση» (Alpha Insurance Romania S.A.)			(42)	(42)
α) Αξία κτήσεως			(168)	(168)
β) Αποσβεσμένα			126	126
Αποσβέσεις περιόδου		(2.480)	(10.562)	(13.042)
Αναπόσβεστη αξία 31.12.2005	54.022	14.378	39.036	107.436
Υπόλοιπα την 31.12.2005				
Αξία κτήσεως	54.022	17.392	130.227	201.641
Συσσωρευμένες αποσβέσεις	-	(3.014)	(91.191)	(94.205)

1.1.2006-31.3.2006	Υπεραξία	Λοιπά άυλα	Έξοδα λογισμικού	Σύνολα
Αναπόσβεστη αξία 1.1.2006	54.022	14.378	39.036	107.436
Συναλλαγματικές διαφορές	(1.054)	(278)	(48)	(1.380)
Προσθήκες			2.412	2.412
Μεταφορά από «Λοιπό εξοπλισμό»			32	32
α) Αξία κτήσεως			283	283
β) Συναλλαγματικές διαφορές			(251)	(251)
Διαθέσεις			-	-
α) Αξία κτήσεως			(39)	(39)
β) Αποσβεσμένα			39	39
Αποσβέσεις περιόδου		(810)	(3.969)	(4.779)
Αναπόσβεστη αξία 31.3.2006	52.968	13.290	37.463	103.721
Υπόλοιπα την 31.3.2006				
Αξία κτήσεως	52.968	17.053	132.882	202.903
Συσσωρευμένες αποσβέσεις	-	(3.763)	(95.419)	(99.182)

18. Αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις

	Από 1 Ιανουαρίου έως	
	31.3.2006	**31.12.2005**
Αναβαλλόμενες φορολογικές απαιτήσεις	229.451	202.519
Αναβαλλόμενες φορολογικές υποχρεώσεις	(54.304)	(23.857)
Σύνολο	**175.147**	**178.662**

1.1.2005 -31.3.2005

		Αναγνώριση					
		Στην κατάσταση αποτελεσμάτων			Στην καθαρή θέση		
	Υπόλοιπο 1.1.2005	Συγχωνεύσεις και Εξαγορές	Απαιτήσεις	Υποχρεώσεις	Απαιτήσεις	Υποχρεώσεις	Υπόλοιπο 31.3.2005
Αποσβέσεις παγίων	40.530	(2.598)	64	(2.805)	4	-	35.195
Δάνεια και απαιτήσεις	4.592	403	1.532	(169)	-	-	6.358
Αποτίμηση παραγώγων	429	-	8.165	(22)	-	-	8.572
Αποτελέσματα εις νέον	6.515	2.256	236				9.007
Λοιπές προβλέψεις	3.516	71	173	(492)	20	(91)	3.197
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	12.267	-	-	(688)	-	-	11.579
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	128.851	-	32	(828)	-	(5)	128.050
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(425)	-	-	(8.648)	-	-	(9.073)
Σύνολο	**196.275**	**132**	**10.202**	**(13.652)**	**24**	**(96)**	**192.885**

	1.4.2005 -31.12.2005						
		Αναγνώριση					
		Στην κατάσταση αποτελεσμάτων			Στην καθαρή θέση		
	Υπόλοιπο 1.4.2005	Συγχωνεύσεις και Εξαγορές	Απαιτήσεις	Υποχρεώσεις	Απαιτήσεις	Υποχρεώσεις	Υπόλοιπο 31.12.2005
Αποσβέσεις παγίων	35.195	408	-	(10.390)	-	(114)	25.099
Δάνεια και απαιτήσεις	6.358	1.640	9.324	(5.704)	-	(4.374)	7.244
Αποτίμηση παραγώγων	8.572	-	-	(3.646)	-	-	4.926
Αποτελέσματα εις νέον	9.007	-	-	(6.729)	-	(950)	1.328
Λοιπές προβλέψεις	3.197	(20)	4.128	(4)	1.101	-	8.402
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	11.579	-	166	(7.151)	-	-	4.594
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	128.050	7	4.137	(389)	8	(4)	131.809
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(9.073)	-	4.333	-	-	-	(4.740
Σύνολο	192.885	2.035	22.088	(34.013)	1.109	(5.442)	178.66

	1.1.2006 -31.3.2006						
		Αναγνώριση					
		Στην κατάσταση αποτελεσμάτων			Στην καθαρή θέση		
	Υπόλοιπο 1.1.2006	Συγχωνεύσεις και Εξαγορές	Απαιτήσεις	Υποχρεώσεις	Απαιτήσεις	Υποχρεώσεις	Υπόλοιπο 31.3.2006
Αποσβέσεις παγίων	25.099	-	-	(2.410)	59	-	22.74
Δάνεια και απαιτήσεις	7.244	-	15.022	(6.955)	-	-	15.31
Αποτίμηση παραγώγων	4.926	-	-	(7.673)	-	-	(2.747
Αποτελέσματα εις νέον	1.328	-	432	-	-	(183)	1.57
Λοιπές προβλέψεις	8.402	-	813	-	-	(153)	9.06
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	4.594	-	-	(95)	-	-	4.499
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	131.809	-	-	(117)	166	-	131.858
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(4.740)	-	-	(2.421)	-	-	(7.161)
Σύνολο	178.662	-	16.267	(19.671)	225	(336)	175.147

19. Στοιχεία ενεργητικού προς πώληση

α. Πάγιος εξοπλισμός

	Οικόπεδα-Κτήρια	Μηχαν. Εξοπλισμός	Σύνολα
Υπόλοιπο την 1.1.2005			
Αξία κτήσεως	32.084	617	32.701
1.1.2005-31.3.2005			
Αξία 1.1.2005	32.084	617	32.701
Προσθήκες	324		324
Διαθέσεις	(724)		(724)
Αξία την 31.3.2005	31.684	617	32.301
Υπόλοιπο την 31.3.2005			
Αξία κτήσεως	31.684	617	32.301
1.4.2005-31.12.2005			
Αξία 1.4.2005	31.684	617	32.301
Προσθήκες	8.684	20	8.704
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π.	21.175		21.175
Προσθήκες από εταιρίες που ενοποιούνται για πρώτη φορά στη χρήση	11		11
Διαθέσεις	(5.310)	(52)	(5.362)
Μεταφορά σε «Ιδιοχρησιμοποιούμενα ενσώματα πάγια»	(1.703)		(1.703)
Μεταφορά από «Επενδύσεις σε ακίνητα»	33.463		33.463
Αξία την 31.12.2005	88.004	585	88.589
Υπόλοιπο την 31.12.2005			
Αξία κτήσεως	88.004	585	88.589
1.1.2006-31.3.2006			
Αξία 1.1.2006	88.004	585	88.589
Προσθήκες	1.449	4	1.453
Διαθέσεις	(268)		(268)
Αξία την 31.3.2006	89.185	589	89.774

β. Συμμετοχές

Υπόλοιπο την 31.12.2005	3.481
1.1.2006-31.3.2006	
Υπόλοιπα την 1.1.2006	3.481
Μειώσεις	(3.481)
Υπόλοιπο 31.3.2006	-

Το ποσό των μειώσεων € 3.481 αφορά την πώληση της συμμετοχής στην Alpha Insurance Romania S.A. (σημείωση 28, παράγραφος β).

20. Υποχρεώσεις προς πελάτες

	31.3.2006	31.12.2005
- Όψεως	5.456.199	5.628.485
- Ταμιευτηρίου	9.523.483	9.731.063
- Προθεσμίας	5.839.838	5.387.767
- Από πράξεις προσωρινής εκχωρήσεως (Repos)	630.537	712.617
	21.450.057	**21.459.932**
Επιταγές και εντολές πληρωτέες	154.574	184.872
Σύνολο	**21.604.631**	**21.644.804**

21. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Ο Όμιλος για την απρόσκοπτη και αποτελεσματική χρηματοδότηση των δραστηριοτήτων του, έχει διευρύνει σημαντικά τις πηγές και τα μέσα αντλήσεως κεφαλαίων, με τρόπο που να επιτυγχάνει:

α) φθηνή χρηματοδότηση,
β) μακροπρόθεσμο δανεισμό και
γ) ισχυροποίηση του δείκτη κεφαλαιακής επάρκειας.

Έτσι, στα πλαίσια αυτά εξέδωσε:

i) Κοινά ομολογιακά δάνεια (senior debt)

ii) Ομολογιακά δάνεια μειωμένης εξασφαλίσεως (subordinated debt)
Τα δάνεια αυτά λέγονται μειωμένης εξασφαλίσεως, γιατί οι ομολογιούχοι δανειστές, σε περίπτωση αναγκαστικής εκτέλεσης, ικανοποιούνται μετά τους κατόχους των κοινών ομολογιακών τίτλων.
Έχουν αρχική λήξη 10 ετών, με δικαίωμα πρώτης ανάκλησης μετά από την παρέλευση 5 ετών. Επαυξάνουν τα εποπτικά κεφάλαια.

	31.3.2006	31.12.2005
Κοινά ομολογιακά δάνεια		
€ λήξεως 2006	2.020.245	2.519.937
€ λήξεως 2007 με 1η ανάκληση το 2005	6.956	7.126
€ λήξεως 2007	901.698	901.444
HKD 100 εκατ. Λήξεως 2007	10.745	11.027
€ λήξεως 2008	507.005	507.260
€ λήξεως 2008 με 1η ανάκληση το 2005	7.864	8.052
€ λήξεως 2009	1.110.901	710.405
€ λήξεως 2009 με 1η ανάκληση το 2007	40.014	-
CZK 1.500 εκατ. λήξεως 2009	52.463	51.511
US $ 11 εκατ. λήξεως 2009 1η ανάκληση 2006	8.758	8.960
US $ 5 εκατ. λήξεως 2009 1η ανάκληση 2006	3.870	4.027
HKD 50 εκατ. λήξεως 2009	5.368	5.497
€ λήξεως 2010	1.125.490	924.947
€ λήξεως 2010 με 1η ανάκληση το 2006	36.319	56.600
€ λήξεως 2010 με 1η ανάκληση το 2007	2.502.390	2.502.060
US $ 7 εκατ. λήξεως 2010 με 1η ανάκληση το 2006	4.898	5.366
US $ 50 εκατ. λήξεως 2010 με 1η ανάκληση το 2007	41.448	42.521
€ λήξεως 2011	24.615	15.439
CZK 700 εκατ. λήξεως 2011	24.491	-
€ λήξεως 2011 με 1η ανάκληση το 2006	22.383	22.843
€ λήξεως 2011 με 1η ανάκληση το 2008	1.000.700	-
€ λήξεως 2012	315.856	316.104
€ λήξεως 2012 με 1η ανάκληση το 2006	37.050	9.353

	31.3.2006	31.12.2005
€ λήξεως 2013	318.932	19.341
€ λήξεως 2015	12.212	12.360
€ λήξεως 2021	82.878	-
Σύνολο	10.225.549	8.662.180
Τίτλοι κατεχόμενοι από τον Όμιλο	(536.041)	(485.309)
Σύνολο ομολογιακών δανείων	9.689.508	8.176.871

Η πλειονότητα των κοινών ομολογιακών δανείων φέρει κυμαινόμενο επιτόκιο EURIBOR με περιθώριο από -10 μονάδες βάσης έως και +35 μονάδες βάσης, το οποίο είναι συνάρτηση της ημερομηνίας έναρξης και της ληκτότητας του ομολόγου.

Δάνεια μειωμένης εξασφαλίσεως		
€ λήξεως 2012 με 1η ανάκληση το 2007	325.542	325.817
€ λήξεως 2013 με 1η ανάκληση το 2008	351.463	351.570
€ λήξεως 2014 με 1η ανάκληση το 2009	201.223	201.115
JPY 30 δις. με 1η ανάκληση το 2015	194.466	203.706
Σύνολο	1.072.694	1.082.208
Τίτλοι κατεχόμενοι από τον Όμιλο	(42.572)	(66.453)
Σύνολο δανείων μειωμένης εξασφαλίσεως	1.030.122	1.015.755
Γενικό Σύνολο	**10.719.630**	**9.192.626**

Το επιτόκιο των δανείων μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2012 καθορίζεται ως τρίμηνο Euribor πλέον περιθωρίου 90 μονάδων βάσης μέχρι την ημερομηνία ανακλήσεώς τους και επαυξάνεται σε 220 μονάδες βάσης σε περίπτωση μη ανακλήσεώς τους.
Το επιτόκιο των δανείων μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2013 προσδιορίζεται ως τρίμηνο Euribor πλέον περιθωρίου από 65 έως 90 μονάδες βάσης μέχρι την ημερομηνία ανακλήσεώς τους και επαυξάνεται σε 195 έως και 220 μονάδες βάσης σε περίπτωση μη ανακλήσεώς τους.
Το επιτόκιο του δανείου μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2014 καθορίζεται ως τρίμηνο Euribor πλέον 60 μονάδων βάσης μέχρι την ημερομηνία ανακλήσεώς του και πλέον 190 μονάδων βάσης σε περίπτωση μη ανακλήσεως.
Ο τίτλος μειωμένης εξασφαλίσεως σε JPY με πρώτη ημερομηνία ανακλήσεως το 2015 φέρει σταθερό επιτόκιο 2,94%.

22. Υβριδικά κεφάλαια

Ο Όμιλος μέσω της θυγατρικής του εταιρίας Alpha Group Jersey εξέδωσε υβριδικούς τίτλους ως εξής:

- Την 5.12.2002 ποσό € 200 εκατ. με ρήτρα αυξημένης αποδόσεως (καινοτόμοι τίτλοι), οι οποίοι πληρούν τις προϋποθέσεις αναγνωρίσεώς τους στα πρόσθετα βασικά ίδια κεφάλαια (Lower Tier I Capital).
  Οι τίτλοι είναι αορίστου διαρκείας, ο εκδότης έχει το δικαίωμα μη καταβολής μερίσματος αν δεν διανεμηθεί μέρισμα στους κατόχους κοινών μετοχών της Τραπέζης και υπάρχει δικαίωμα πρόωρης αποπληρωμής μετά την παρέλευση δέκα ετών.
  Το μη σωρευτικό μέρισμα υπολογίζεται με βάση το τρίμηνο επιτόκιο Euribor προσαυξημένο με περιθώριο 2,65%. Εάν δεν ασκηθεί το δικαίωμα πρόωρης αποπληρωμής του εκδότη το περιθώριο επαυξάνεται κατά 1,325 ποσοστιαίες μονάδες και διαμορφώνεται πλέον σε 3,975%. Οι τίτλοι είναι εισηγμένοι στο χρηματιστήριο του Λουξεμβούργου.
- Την 5.12.2003 ποσό €100 εκατ. με ακριβώς τα ίδια χαρακτηριστικά με τους τίτλους της 5.12.2002.
- Την 18.2.2005 ποσό € 600 εκατ. χωρίς ρήτρα αυξημένης αποδόσεως (μη καινοτόμοι τίτλοι) οι οποίοι επίσης συμπεριλαμβάνονται στα πρόσθετα βασικά ίδια κεφάλαια (Lower Tier I Capital) καθώς πληρούν τους όρους που αναφέρθηκαν για τους ανωτέρω καινοτόμους τίτλους. Τα έξοδα της ανωτέρω εκδόσεως ανήλθαν σε € 12 εκατ. Το μη σωρευτικό μέρισμα των τίτλων αυτών ισούται με ετήσιο 6% για τα πρώτα 5 έτη και στη συνέχεια προσδιορίζεται βάσει του τύπου 4 x (CMS10 – CMS2) με ανώτατο όριο το 10% και κατώτατο όριο το 3,25%, όπου CMS10 και CMS2 εκφράζουν το Euribor επιτόκιο των interest rate swaps διάρκειας 10 και 2 ετών αντιστοίχως.

Υβριδικά κεφάλαια	31.3.2006	31.12.2005
€ αόριστης διάρκειας με 1η ανάκληση το 2012	300.000	300.000
€ αόριστης διάρκειας με 1η ανάκληση το 2015	588.000	588.000
Σύνολο	888.000	888.000
Τίτλοι κατεχόμενοι από εταιρίες του Ομίλου	(18.467)	(43.054)
Σύνολο	**869.533**	**844.946**

23. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία των λοιπών εταιριών του Ομίλου.

β) Φορολογικά θέματα

Η Τράπεζα έχει ελεγχθεί φορολογικά μέχρι και τη χρήση 2002 και οι υπόλοιπες εταιρίες του Ομίλου, σχεδόν στο σύνολό τους, έως τη χρήση 2000.
Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι πρόσθετοι φόροι για τις χρήσεις που δεν έχουν ελεγχθεί από της φορολογικές αρχές.

γ) Λειτουργικές μισθώσεις

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων του Ομίλου έχουν ως εξής:

	31.3.2006	31.12.2005
- εντός του έτους	25.945	25.396
- πέραν του έτους και μέχρι πέντε έτη	75.797	73.101
- πέραν των πέντε ετών	55.426	46.567
Σύνολο	**157.168**	**145.064**

Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

	31.3.2006	31.12.2005
- εντός του έτους	4.132	4.149
- πέραν του έτους και μέχρι πέντε έτη	17.140	15.613
- πέραν των πέντε ετών	12.529	12.864
Σύνολο	**33.801**	**32.626**

δ) Εκτός ισολογισμού υποχρεώσεις

	31.3.2006	31.12.2005
Ενέγγυες πιστώσεις	205.307	234.470
Εγγυητικές επιστολές	3.958.735	3.749.766
Εγκεκριμένες δανειακές συμβάσεις και πιστωτικά όρια	12.491.302	12.232.183
Σύνολο	**16.655.344**	**16.216.419**

ε) Δεσμεύσεις στοιχείων ενεργητικού

	31.3.2006	31.12.2005
Αξιόγραφα προερχόμενα από Reverse Repos	-	420.000
Αξιόγραφα επενδυτικού χαρτοφυλακίου	585.000	165.000
Σύνολο	**585.000**	**585.000**

Από τα δεσμευμένα αξιόγραφα του επενδυτικού χαρτοφυλακίου, € 80.000 έχουν ενεχυριασθεί για άντληση κεφαλαίων και € 5.000 αφορούν τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφάλισης στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ ΑΕ). Τα υπόλοιπα έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαικό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο).

24. Ενοποιούμενες εταιρίες του Ομίλου

Στις ενοποιημένες οικονομικές καταστάσεις του Ομίλου, εκτός της μητρικής ALPHA BANK, περιλαμβάνονται και οι κατωτέρω εταιρίες:

α. *ΘΥΓΑΤΡΙΚΕΣ*

Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου %	
		31.3.2006	31.12.2005
Τράπεζες			
1. Alpha Bank London Ltd	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Bank Ltd	Κύπρος	100,00	100,00
3. Alpha Bank Romania S.A.	Ρουμανία	99,91	99,91
4. Alpha Bank AD Skopje	Fyrom	100,00	100,00
5. Alpha Bank Jersey Ltd	Jersey	100,00	100,00
6. Jubanka a.d. Beograd	Σερβία – Μαυροβούνιο	99,99	99,99
Χρηματοδοτικές εταιρίες			
1. Alpha Leasing A.E.	Ελλάδα	99,63	99,61
2. Alpha Leasing Romania S.A.	Ρουμανία	99,92	99,92
3. ABC Factors AE	Ελλάδα	100,00	100,00
4. Alpha Asset Finance Ltd	Κύπρος	100,00	100,00
5. Alpha Asset Finance C.I.	Jersey	100,00	100,00
Investment Banking			
1. Alpha Finance ΑΧΕΠΕΥ	Ελλάδα	100,00	100,00
2. Alpha Finance US Corporation	Η.Π.Α.	100,00	100,00
3. Alpha Finance Romania S.A.	Ρουμανία	99,98	99,98
4. Alpha Advisory Romania SRL	Ρουμανία	99,98	99,98
5. Alpha Ventures	Ελλάδα	100,00	100,00
6. Alpha Equity Fund	Ελλάδα	100,00	100,00
7. Alpha AEF European Capital Investments	Ολλανδία	100,00	100,00
Asset Management			
1. Alpha A.E.Δ.A.K.	Ελλάδα	100,00	100,00
2. Alpha Asset Management	Ελλάδα	100,00	100,00
3. Alpha Private ΕΠΕΥ	Ελλάδα	100,00	100,00
4. ABL Independent Financial Advisers Ltd	Ηνωμένο Βασίλειο	100,00	100,00
Ασφαλιστικές			
1. Alpha Ασφαλιστική AE	Ελλάδα	99,57	99,56
2. Alpha Insurance Romania S.A.	Ρουμανία	-	99,92
3. Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε.	Ελλάδα	100,00	100,00
4. Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	99,92	99,92
Διάφορες εταιρίες			
1. Alpha Αστικά Ακίνητα AE	Ελλάδα	61,24	61,21
2. Alpha Group Jersey Ltd	Jersey	100,00	100,00
3. Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.	Ελλάδα	90,90	90,28
4. Ιονική Α.Ε. Συμμετοχών	Ελλάδα	100,00	100,00
5. Ωκεανός Α.Τ.Ο.Ε.Ε.	Ελλάδα	100,00	100,00
6. Alpha Credit Group Plc	Ηνωμένο Βασίλειο	100,00	100,00
7. Alpha Bank London Nominees Ltd	Ηνωμένο Βασίλειο	100,00	100,00
8. Alpha Trustees Ltd	Κύπρος	100,00	100,00
9. Messana Holdings S.A.	Λουξεμβούργο	100,00	100,00
10. Flagbright Ltd	Ηνωμένο Βασίλειο	100,00	100,00
11. Καφέ Μαζί Α.Ε.	Ελλάδα	100,00	100,00
12. Ευρυμάθεια Α.Ε.	Ελλάδα	100,00	100,00

β. *ΚΟΙΝΟΠΡΑΞΙΕΣ (JOINT VENTURES)*

Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου %	
		31.3.2006	31.12.2005
1. Καρντλινγκ Α.Ε.	Ελλάδα	50,00	50,00
2. APE Fixed Assets	Ελλάδα	60,10	60,10
3. APE Commercial Property	Ελλάδα	60,10	60,10

Οι θυγατρικές εταιρίες ενοποιήθηκαν με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως, ενώ οι κοινοπραξίες με τη μέθοδο της αναλογικής ενοποιήσεως.

Η εταιρία Alpha Insurance Romania S.A. πωλήθηκε εντός του πρώτου τριμήνου 2006 (σημείωση 28, παράγραφος β).

25. Πληροφόρηση κατά τομέα

Ανάλυση ανά επιχειρηματικό τομέα

Ποσά σε εκατ. Ευρώ

31.3.2006	Όμιλος	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά
Έσοδο τόκων	342,6	205,9	66,5	5,3	24,9	40,1	(0,1)
Προμήθειες	94,6	27,4	20,8	22,9	13,5	11,7	(1,7)
Λοιπά έσοδα	43,8	2,2	0,5	8,8	5,0	7,7	19,6
Σύνολο εσόδων	**481,0**	**235,5**	**87,8**	**37,0**	**43,4**	**59,5**	**17,8**
Έξοδα	(217,0)	(114,6)	(24,7)	(20,7)	(10,0)	(35,2)	(11,8)
Απομειώσεις	(64,9)	(33,6)	(24,6)	-	-	(6,6)	(0,1)
Κέρδη πριν το φόρο	**199,1**	**87,3**	**38,5**	**16,3**	**33,4**	**17,7**	**5,9**

31.3.2005	Όμιλος	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά
Έσοδο τόκων	280,4	171,4	63,2	5,6	9,6	30,3	0,3
Προμήθειες	79,2	24,9	22,0	17,4	6,7	8,9	(0,7)
Λοιπά έσοδα	34,6	2,0	0,5	8,0	8,9	6,5	8,7
Σύνολο εσόδων	**394,2**	**198,3**	**85,7**	**31,0**	**25,2**	**45,7**	**8,3**
Έξοδα	(197,6)	(111,1)	(23,2)	(18,6)	(7,6)	(27,5)	(9,6)
Απομειώσεις	(65,3)	(31,0)	(26,9)	(0,3)	-	(7,1)	-
Κέρδη πριν το φόρο	**131,3**	**56,2**	**35,6**	**12,1**	**17,6**	**11,1**	**(1,3)**

i. Λιανική Τραπεζική
Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) του Ομίλου, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις.

Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις Χρεωστικές και Πιστωτικές Κάρτες των ανωτέρω πελατών.

ii. Corporate Banking
Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία.
Διαχειρίζεται τα προϊόντα Ρευστότητας, Επιχειρηματικής Πίστης καθώς και τις Εγγυητικές Επιστολές των ανωτέρω επιχειρήσεων.
Στον Τομέα αυτό ανήκουν ακόμα τα προϊόντα Χρηματοδοτικής Μίσθωσης των οποίων η διάθεση γίνεται μέσω της θυγατρικής εταιρίας Alpha Leasing, καθώς και οι υπηρεσίες πρακτορείας απαιτήσεων τρίτων μέσω της θυγατρικής εταιρίας ABC Factors.

iii. Asset Management / Insurance
Εντάσσεται μία μεγάλη γκάμα προϊόντων Διαχείρισης Χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Bank του Ομίλου, την θυγατρική εταιρία Alpha Asset Management, καθώς και την εταιρία Αμοιβαίων Κεφαλαίων Alpha ΑΕΔΑΚ.
Επίσης παρέχεται ευρύ φάσμα ασφαλιστικών προϊόντων, προς ιδιώτες και επιχειρήσεις, μέσω της θυγατρικής εταιρίας Alpha Ασφαλιστικής.

iv. Investment Banking / Treasury
Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται είτε από την Τράπεζα, είτε από εξειδικευμένες θυγατρικές εταιρίες που δραστηριοποιούνται στο ανωτέρω αντικείμενο (Alpha Finance, Alpha Επενδυτικών Συμμετοχών). Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη Διατραπεζική Αγορά (FX Swaps, Ομόλογα, Futures, IRS , Διατραπεζικές τοποθετήσεις – Δανεισμούς κλπ.)

v. Ν.Α. Ευρώπη
Εντάσσονται τα Καταστήματα της Τραπέζης και οι Θυγατρικές Εταιρίες του ομίλου που δραστηριοποιούνται στο χώρο της Ν.Α. Ευρώπης.

vi. Λοιπά
Στον Τομέα αυτό εντάσσονται οι θυγατρικές εταιρίες του Ομίλου που το αντικείμενό τους δεν είναι χρηματοοικονομικού χαρακτήρα, οι λοιπές εταιρίες εξωτερικού πλην Ν.Α. Ευρώπης, καθώς και οι Διοικητικές Υπηρεσίες της Τραπέζης.

26. Κεφαλαιακή επάρκεια

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια του Ομίλου με τους κινδύνους (σταθμισμένο ενεργητικό) που αναλαμβάνει ο Όμιλος. Τα εποπτικά κεφάλαια περιλαμβάνουν τα κύρια βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά, δικαιώματα μειοψηφίας), τα πρόσθετα βασικά κεφάλαια (υβριδικοί τίτλοι) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου και τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών.

Ο Όμιλος αξιοποιεί όλες τις σύγχρονες μεθόδους διαχειρίσεως της κεφαλαιακής επάρκειας. Έχει προβεί σε εκδόσεις υβριδικών τίτλων και τίτλων μειωμένης εξασφαλίσεως που συνυπολογίζονται στα εποπτικά κεφάλαια. Η έκδοση των εν λόγω τίτλων προσθέτει αξία στον μέτοχο, δεδομένου ότι το κόστος τους είναι σημαντικά χαμηλότερο από αυτό του μετοχικού κεφαλαίου.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης Ελλάδος (4% και 8% αντιστοίχως) και δίδουν τη δυνατότητα στον Όμιλο να αναπτύξει τις δραστηριότητές του σε όλους τους τομείς τα επόμενα έτη.

(Ποσά σε εκατ. Ευρώ)

	31.3.2006	**31.12.2005**
Σταθμισμένο ενεργητικό από πιστωτικό κίνδυνο	28.471	27.447
Σταθμισμένο ενεργητικό από κίνδυνο αγοράς	850	792
Συνολικό σταθμισμένο ενεργητικό	29.321	28.239
Κύρια βασικά κεφάλαια (Upper tier I)	2.246	2.210
Βασικά κεφάλαια (Tier I)	3.014	2.950
Συνολικά εποπτικά κεφάλαια (Tier I + Tier II)	3.925	3.821
Δείκτης κύριων βασικών κεφαλαίων (Upper Tier I)	7,7%	7,8%
Δείκτης βασικών κεφαλαίων (Tier I)	10,3%	10,4%
Δείκτης κεφαλαιακής επάρκειας (Tier I + Tier II)	**13,4%**	**13,5%**

27. Συναλλαγές συνδεδεμένων μερών

α. Τα υπόλοιπα των συναλλαγών του Ομίλου, με μέλη των Διοικητικών Συμβουλίων των εταιριών και των πλησιεστέρων συγγενικών τους προσώπων, έχουν ως εξής:

	31.3.2006	**31.12.2005**
Δάνεια	3.502	5.628
Καταθέσεις	11.864	14.854
Εγγυητικές επιστολές	146	145

β. Τα υπόλοιπα των συναλλαγών του Ομίλου, με συγγενείς εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

Συγγενείς εταιρίες

	31.3.2006	31.12.2005
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	1.233	1.390
Σύνολο	**1.233**	**1.390**
Παθητικό		
Υποχρεώσεις προς πελάτες	924	639
Σύνολο	**924**	**639**
Εγγυητικές επιστολές	1.772	1.353
Σύνολο	**1.772**	**1.353**

	31.3.2006	31.3.2005
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	26	28
Γενικά διοικητικά έσοδα	7	21
Σύνολο	**33**	**49**
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	2	448
Γενικά διοικητικά έξοδα	125	220
Σύνολο	**127**	**668**

γ. Οι αμοιβές των μελών των Διοικητικών Συμβουλίων των εταιριών του Ομίλου, οι οποίες επιβάρυναν τα αποτελέσματα για το πρώτο τρίμηνο του 2006, ανέρχονται σε € 1.735 (31.3.2005: € 650). Η αύξησή τους οφείλεται, κυρίως, στις αλλαγές που επήλθαν στο Διοικητικό Συμβούλιο της Τραπέζης, από 23.2.2005.

28. Πωλήσεις θυγατρικών και συγγενών εταιριών

α) Την 1.2.2006 η Τράπεζα προέβη στη μεταβίβαση 2.178.000 μετοχών της θυγατρικής της εταιρίας Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ., ήτοι ποσοστό 99% του μετοχικού κεφαλαίου της Εταιρίας, στην επίσης θυγατρική της εταιρία Alpha Bank London Ltd, έναντι ποσού € 3,4 εκατ. Η εν λόγω μεταβίβαση έγινε στο πλαίσιο της αναδιοργανώσεως των δραστηριοτήτων private banking του Ομίλου και δεν είχε ουδεμία επίπτωση στα αποτελέσματά του.

β) Την 16.2.2006 ολοκληρώθηκε η μεταβίβαση σε τρίτους, από την Τράπεζα και θυγατρικές της εταιρίες, των μετοχών της θυγατρικής εταιρίας Alpha Insurance Romania S.A., αντί συνολικού τιμήματος € 2,6 εκατ. Για την ανωτέρω μεταβίβαση είχε υπογραφεί συμφωνία την 11.10.2005. Το ποσοστό συμμετοχής του Ομίλου στην καθαρή θέση της εταιρίας ανήρχετο σε € 2,2 εκατ. Τα κέρδη από την πώληση των μετοχών ανήλθαν σε € 0,4 εκατ.

γ) Την 24.2.2006 μεταβιβάσθηκε το σύνολο των μετοχών της εταιρίας Τουριστική Εταιρία Λέσβου Α.Ε., ήτοι ποσοστό 24,99% του μετοχικού της κεφαλαίου, σε τρίτους, έναντι € 2 εκατ. Η εταιρία αποτιμάτο με τη μέθοδο της καθαρής θέσεως στις οικονομικές καταστάσεις του Ομίλου. Εκ της πωλήσεως προέκυψαν κέρδη ύψους € 1,4 εκατ.

29. Γεγονότα μεταγενέστερα των οικονομικών καταστάσεων

α) Η Τακτική Γενική Συνέλευση των μετόχων της Τραπέζης, που πραγματοποιήθηκε στις 18 Απριλίου 2006, ενέκρινε τα εξής:

- τη διανομή συνολικού μερίσματος για τη χρήση 2005 € 237.556, ήτοι € 0,84 ανά μετοχή.

- την μείωση της ονομαστικής αξίας της μετοχής από € 5,00 σε € 3,90 εκάστη, την αύξηση του μετοχικού κεφαλαίου με κεφαλαιοποίηση φορολογηθέντων κερδών προηγουμένων χρήσεων ποσού € 133.954, με έκδοση 116.481.444 νέων μετοχών ονομαστικής αξίας € 3,90, οι οποίες θα διανεμηθούν δωρεάν, κατ' αναλογία 4 νέων προς 10 παλαιές, στους μετόχους της Τραπέζης.

  Μετά την ανωτέρω αύξηση, η οποία εγκρίθηκε από το Υπουργείο Ανάπτυξης με την υπ' αριθμ. Κ2-6543/3.5.2006 απόφασή του, το μετοχικό κεφάλαιο της Τραπέζης ανέρχεται σε € 1.589.972 διαιρούμενο σε 407.685.052 μετοχές.

- πρόγραμμα αγοράς ιδίων μετοχών, για τη χρονική περίοδο Απριλίου 2006 - Απριλίου 2007, μέχρι του ποσού που αντιστοιχεί στο 3% του εκάστοτε καταβεβλημένου μετοχικού κεφαλαίου.

β) Το Διοικητικό Συμβούλιο της θυγατρικής εταιρίας Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., στη συνεδρίαση της 17.2.2006, αποφάσισε την έναρξη διερευνητικής διαδικασίας για την εξεύρεση υποψηφίων αγοραστών της ξενοδοχειακής της μονάδος Hilton Ρόδου.

γ) Την 30.8.2005, τα Διοικητικά Συμβούλια των εταιριών Alpha Ventures A.E. και Alpha Equity Fund A.E. απεφάσισαν την έναρξη των διαδικασιών συγχωνεύσεως των δύο εταιριών, δι' απορροφήσεως της δεύτερης από την πρώτη, με ημερομηνία ισολογισμού μετασχηματισμού την 31.8.2005. Οι συγχωνευόμενες εταιρίες είναι θυγατρικές της Alpha Bank, κατά ποσοστό 100% εκάστη. Η διαδικασία συγχωνεύσεως αναμένεται να ολοκληρωθεί εντός της χρήσεως 2006.

δ) Την 30.12.2005, τα Διοικητικά Συμβούλια των εταιριών Alpha ΑΕΔΑΚ και Alpha Asset Management Α.Ε.Π.Ε.Υ. απεφάσισαν την έναρξη των διαδικασιών συγχωνεύσεως των δύο εταιριών, δι'απορροφήσεως της δεύτερης από την πρώτη, με ημερομηνία ισολογισμού μετασχηματισμού την 31.12.2005. Οι συγχωνευόμενες εταιρίες είναι θυγατρικές της Alpha Bank, κατά ποσοστό 100% εκάστη. Η διαδικασία συγχωνεύσεως αναμένεται να ολοκληρωθεί εντός της χρήσεως 2006.